As filed with the Securities and Exchange Commission on June 25, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
REGULATION CF OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



ITEM BANC, INC.
(Exact name of issuer as specified in its charter)

South Carolina	**7374**	**83-0703027**
State or other jurisdiction of Incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

201 Main Street, Number B
Hardeeville, SC 29927
Telephone: (404) 396-6759
(Address, and telephone number of issuer's principal executive offices)

Virginia Robertson
Chief Executive Officer Item Banc, Inc.
C/O Ruffin Trading Company, LLC
68 Burt's Crossing Way
Dawsonville, Georgia 30534
Telephone: (404) 396-6759
(Name, address, and telephone number, of agent for service)

Mark T. Thatcher, Esq.
Chief Compliance Officer
C/O TURUM, Inc.
431 West Orion Street
Tempe, AZ 85283
(719) 440-0333

PART I — NOTIFICATION

ITEM 1. Issuer Information

(a) Exact name of issuer as specified in the issuer's charter: **Item Banc, Inc.**

(b) Jurisdiction of incorporation: **South Carolina**

(c) Year of incorporation: **2018**

(d) CIK: **0001742134**

(e) Primary Standard Industrial Classification Code: **7374**

(f) I.R.S. Employer Identification Number: **8 3 -0703027**

(g) Total number of full-time employees: **0**

Contact Information

Address of Principal Executive Offices: **201 Main Street, Number B, Hardeeville, South Carolina 29927 Telephone: (404) 396-6759.**

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Mark T. Thatcher, Esq.
56 Pine Street, 7th Floor
Providence, RI 02903
Telephone: (719) 440-0333
Email:
mark.thatcher@comcast.net

Provide up to two e-mail addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active:
mark.thatcher@turum.co.uk; robertson@ruffintrading.com

PART II — FORM C OFFERING STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Item Banc, Inc.

Legal status of issuer
Form
C-Corporation
Jurisdiction of Incorporation/Organization
South Carolina
Date of organization
June 4, 2018

Physical address of issuer
201 Main Street, Number B, Hardeeville, South Carolina 29927

Website of issuer
https://www.itembanc.io

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Standard payment processing fee of 2.9%
plus $0.30 per donation allows for credit card processing and safe transfer of funds.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC will receive equity compensation equal to 2.9% of the number of securities sold.

Type of security offered
Convertible SAFT

Target number of Securities to be offered
267,500 shares

Price (or method for determining price)
$4.00 per share

Target offering amount
$500,000

Oversubscriptions accepted:
☑ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
May 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0	$0
Cash & Cash Equivalents	$300	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, South Carolina, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Financials

EXHIBIT C: Convertible SAFT

EXHIBIT D: Investor Deck and White Paper

EXHIBIT E: Subscription and Investor Questionnaire

EXHIBIT A
PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 14, 2018
Item Banc, Inc.
Up to $1,070,000 of Convertible SAFTS

Item Banc, Inc. ("IB", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible SAFTS of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $1,070,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $500,000 by May 1, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $1,070,000 under the Regulation CF Offering and a total of $5,000,000 under the Combined Offerings (the "Closing Amount") by May 1, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 1, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.
Once posted, the annual report may be found on the Company's website at https://www.itembanc.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including

any payment in full of debt securities or any complete redemption of redeemable securities; or
       (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.gofundme.com/itembanc

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Contents

FORWARD LOOKING
STATEMENTS

Some of the statements in this Offering Statement constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "proposed," "yet," "assuming," "may," "should," "expect," "intend," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "will," and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Statement, including in "Risk Factors" and elsewhere, identify important factors that you should consider in evaluating the Company's forward-looking statements. These factors include, among other things:

- The lack of any existing centralized marketplace for securitized tokens;

- Our ability to implement our proposed Item Banc Network business plan;

- National, international and local economic and business conditions that could affect our business;

- Markets for our Convertible SAFT, if and when the Genesis Offering is successfully completed;

- Our cash flows or lack thereof;

- Our operating performance;

- Our financing activities;

- General market conditions effecting blockchain technology-based securities;

- Industry developments affecting our business, financial condition and results of operations;

- Our ability to compete effectively; and

- Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations by the SEC, States and self-regulatory organizations, including without limitation, FINRA.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future plans, transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Statement or otherwise make public statements in order to update its forward-looking statements beyond the date of this Offering Statement.

RISK FACTORS

Please consider the following risk factors and other information in this Offering Statement relating to our business and prospects before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this Offering Statement before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed, and you may lose all or part of your investment.

The Company considers the following to be all known material risks to an investor regarding this offering. The Company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount. Please consider the following risk factors before deciding to invest in our common stock.

We operate in a highly competitive industry and potential competitors could duplicate our business model.

We are involved in a highly competitive industry where we compete with numerous other companies who offer products and services similar to those we offer. There is no aspect of our business, which is protected by patents; we rely on trade secret protection, copyrights, trademarks, and trade names. As a result, potential competitors will likely attempt to duplicate our business model. Some of our potential competitors may have significantly greater resources than we have, which may make it difficult for us to compete. There can be no assurance that we will be able to successfully compete against these other entities.

We were incorporated in June 2018 for the purpose of developing the Item Banc Network and have a limited operating history upon which you can evaluate our prospects, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of South Carolina on June 4, 2018 and our operations to date have consisted of planning and modeling our Item Banc Network, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement the Item Banc Network as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. We anticipate that our operating expenses will increase for the near future. There can be no assurance that we will ever generate any operating activity or develop and operate the Item Banc Network. You should consider our proposed business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

The genesis offering of IBE Tokens may never occur in which case holders of SAFTS will receive Common Stock for their SAFTS.

The proposed genesis offering of IBE Tokens is contingent upon the successful creation and launch of the Item Banc Network, which is subject to a number of risks and uncertainties, including, but not limited to, the successful creation or acquisition of the Broker-Dealer/ATS and completion of necessary programming to enable a smart contract-based securities issuance and trading system. Accordingly, the Item Banc Network may not ever launch as currently envisioned, or ever. If the Item Banc Network does not launch, then the Genesis Offering of the IBE Tokens will not take place. If there is not a genesis offering, our management and board of directors will have the discretion to convert all outstanding SAFTS into that number of shares of Common Stock at $4.00 per share on a fully diluted basis following the conversion, assuming the sale of the Maximum Amount of SAFTS. If less than the Maximum Amount of SAFTS is sold, then the number of shares of Common Stock issuable upon conversion will be ratably reduced. The exchange of SAFTS for our Common Stock is intended to be a fail-safe in the event that regulatory or market conditions, in the discretion of the board of directors, renders the genesis offering not practical. Accordingly, investors in this Offering should be aware of the risk that the SAFTS they acquire may not be exchangeable to receive IBE Tokens but rather may be automatically converted into shares of our

Common Stock in the discretion of our board of directors.

Our proposed Item Banc Network and our IBE Tokens are in the development stage and are new untested concepts that may not achieve market acceptance.

Our concept of creating a blockchain based Token Securities issuance and trading network based on our Item Banc Network and IBE Tokens is new and is currently in the planning stages. There can be no assurance that our proposed Item Banc Network will be operational, or if it does become operational, that it will achieve market acceptance. Investors acquiring SAFTS will bear the risks of investing in a novel untested type of securities transaction that will trade exclusively on a novel type of trading platform and be subject to a number of unusual restrictions, as well as the risks of investing in our business. Any failure of the Item Banc Network, the Broker-Dealer/ATS or the IBE Tokens to perform as expected will have a material adverse effect on our prospects.

The crypto securities market in which we intend to compete is subject to rapid innovation and change and there is a risk that changes or innovations in the crypto securities market may occur while we are developing our Item Banc Network and IBE Tokens which could render our business model and technology obsolete.

Since its inception, the distributed ledger technology market in general and the crypto securities market have been characterized by rapid changes and innovations and are constantly evolving. As a result, there is a risk that during the time that we are developing our Item Banc Network and IBE Tokens, there may occur changes or innovations which may render our proposed business model and technology obsolete. If we are not able to adapt to such changes or innovations, we may not be able to generate sufficient interest in our Item Banc Network or IBE Tokens, if any, which would have a material adverse effect on our prospects.

The proposed Item Banc Network and IBE Tokens may be vulnerable to hackers and cyber-attacks.

The proposed Item Banc Network and IBE Tokens are internet-based, which makes us vulnerable to hackers who may access the data of investors in this Offering, purchasers of IBE Tokens and users of the Item Banc Network. Further, any significant disruption in our operations, our IBE Tokens or the Item Banc Network could cause investors and potential users to lose trust and confidence in us and our business, which could result in our having to cease operations. In addition, we intend to rely on third-party technology providers to provide us with the various elements of our proposed Item Banc Network and technology. Any disruptions of services or cyber-attacks on our third-party technology providers could harm our reputation and materially and negatively impact our prospects.

Our business model is dependent on continued investment in and development of distributed ledger technologies.

Our business model is dependent on continued investment in and development of distributed ledger technologies. If as a result of regulatory changes, hackers, general market conditions or innovations, investments in distributed ledger technologies become less attractive to investors or innovators and developers, it could have a material adverse impact on our prospects and possibly our ability to continue our developmental operations. It is not possible to accurately predict the potential adverse impacts on us, if any, of current economic conditions on our prospects.

We expect to face significant competition.

Through our proposed Item Banc Network and IBE Tokens, we hope to facilitate online capital formation through the issuance and trading of Token Securities. Though we believe that that this is a novel concept, we believe that we will be in competition with a variety of competitors in the market as well as likely new entrants. Some of these new entrants could follow a regulatory model that is different from ours which might provide them with competitive advantages over us. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, we may have to compete with a number of market participants, including alternative trading systems, traditional venture capitalists, and crowdfunding platforms. Some competitors and future competitors may be better capitalized than us or have greater resources than us which could give them a significant advantage in marketing and operations.

In order for us to implement our plan of operation and to create the Item Banc Network, we must identify, recruit, retain and develop the necessary personnel who have the needed technological background and experience.

In order for us to implement our business plan, we need to identify and recruit highly qualified personnel with backgrounds in developing distributed ledger technology applications and who have skills required for developing and managing developmental stage businesses. We believe that we will face intense competition for personnel. If we are not able to identify and recruit the necessary personnel to implement our business and launch the Item Banc Network, we may not have a successful IBE Token genesis offering and investors may lose all or most of their investments.

We have not identified all the persons that we will need to engage to provide services and functions critical to the development of the Item Banc Network and no assurance can be given that we will be able to engage the necessary persons on acceptable terms, if at all.

The Item Banc Network is in its developmental stage and we have not identified all the persons that we will need to engage to provide services and functions critical to the development of the Item Banc Network. We cannot assure that we will be able to engage persons with the necessary expertise on terms acceptable to us if at all. Further, there can be no assurance given that if we are able to engage such service providers that they will be able to provide the services and functions meeting our specifications and requirements. If we fail to identify and engage such service providers, or if the providers fail to meet our specifications and requirements, it could have a material adverse effect on our ability to develop and launch the Item Banc Network and successfully conduct the genesis offering of the IBE Tokens.

Risks Related to this Offering, the SAFTS and the IBE Tokens

Since the Offering is being conducted on a "best-efforts" basis with no minimum amount required to be sold before any closing, we may not raise sufficient funds in this Offering for us to implement the creation and development of the Item Banc Network.

Other than the minimum individual investment amount of $1,000 (250 SAFTS), there is no minimum amount of SAFTS that must be sold in the Offering before we can hold a closing and disburse the net proceeds to us. Accordingly, the amount of proceeds we receive through the sale of SAFTS in this Offering may be substantially less than the amount we require to implement our business plan. We are relying upon the proceeds from this Offering, and the concurrent Regulation D, Rule 504 and 506(c) offering, to fund our business plan for the next 12 months. If we sell less than the Maximum Amount, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding, we may be required to modify or suspend our business plan, which could result in investors losing all or most of their investments.

There is no public market for the SAFTS or the securities underlying the SAFTS and a public market may never develop.

Prior to this Offering, there has been no public market for the SAFTS or the IBE Tokens or Common Stock issuable under certain conditions (see "Securities Being Offered"). We cannot predict the extent to which a market for the SAFTS, IBE Tokens or Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of such securities. The initial offering price of the SAFTS in this Offering was determined by our management based upon factors relating to the estimated pricing of the proposed IBE Tokens and is not in any way indicative of our actual value, the value of the IBE Tokens, if and when issued, or our Common Stock following the completion of this Offering. Investors may not be able to resell their SAFTS at or above the initial offering price, if at all.

The IBE Tokens are not expected to be created until at least 3 months after the date of this Offering Statement. The IBE Tokens may never be created, and if created, a public market for the IBE Tokens may never develop.

The IBE Tokens are not expected to be created until at least 3 months after the date of this Offering Statement, and, if they are created, a public market for the IBE Tokens may never develop. If the IBE Tokens are not created, the SAFTS may be mandatorily converted into shares of our Common Stock, which may have little or no value, which in turn would result in the SAFTS having little or no value. Further, even if the IBE Tokens are created and launched, a public market for the IBE

Tokens may never develop, which in turn would cause the SAFTS to have little or no value. We cannot predict the extent to which an active market for any such securities will develop or be sustained after this Offering, or how the development of such a market might affect the market price of such securities.

There is no assurance that investors in this Offering will receive a return on their investment.

There is no assurance that investors will realize a return on their investments or that their entire investments will not be lost. For this reason, each investor should carefully read our Offering Statement and the exhibits to the Offering Statement in which this Offering Statement has been filed with the SEC and should consult with their own attorney and business advisor prior to making any investment decision with respect to the IBE Tokens and the SAFTS.

Our management will have broad discretion over the use of the net proceeds from this Offering.

Our management intends to use the net proceeds from this Offering to create and develop the Item Banc Network, to fund general operations, and for operating capital and reserves. Our management will have broad discretion in the application of the net proceeds and you will have to rely upon their judgment with respect to the use of the net proceeds. Our management may utilize the net proceeds in a manner in which you disagree. The failure by our management to apply these funds effectively could have a material adverse effect on our ability to launch our Item Banc Network and the IBE Tokens. **See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"**.

Once issued, secondary purchases and sales of IBE Tokens may be limited by State Blue Sky laws, which may limit the formation of an active secondary market or prevent the formation of an active secondary market.

Since we do not currently intend to list the IBE Tokens on a national securities exchange, we will be required to comply with the Blue-Sky laws for each State in which secondary trading is to occur. The State Blue Sky filing process can be time consuming and there can be no assurance that we will be able to successfully obtain Blue Sky clearance in all the States where investors reside. Investors residing in States where we have not received Blue Sky clearance will have limited ability to resell their IBE Tokens in or from those States.

SAFT holders that acquire yet to be issued IBE Tokens face the risk of unauthorized access to their Wallet Account and may lose access to their IBE Tokens if they lose their Wallet Account or Password.

SAFT holders that acquire yet to be issued IBE Tokens will be subject to the risk of unauthorized third parties gaining access to their Wallet Account through security breaches which could enable such third party to download the Wallet Account and potentially access the Wallet Account by deciphering or cracking the holder's password. In such event the holder may lose access to any IBE Tokens held in the Wallet Account and lose their entire investment. Further, if a holder does not maintain an accurate record of the holder's password and losses the password to the Wallet Account, the holder will lose access to the IBE Tokens held in the Wallet Account, and, as a result, lose his or her investment.

The Ethereum blockchain upon which we intend to base our IBE Tokens is subject to the risk of mining attacks.

As with other distributed ledger technologies, we believe that the Ethereum blockchain which we intend to use as the basis for our IBE Tokens is susceptible to mining attacks, including but not limited to double-spend attacks, majority mining power attacks, "selfish-mining" attacks, and race condition attacks. Any successful attacks present a risk to the Ethereum blockchain, expected proper execution and sequencing of ETH transactions, and expected proper execution and sequencing of contract computations, which could have an adverse effect on the value of our IBE Tokens.

Although we believe that EthSuisse intends to limit the risk of mining attacks by creating a blockchain proof-of-work security algorithm using a unique implementation of a GHOST-like protocol and possibly an implementation of hybrid proof-of-stake that could reduce the risk of mining attacks, there can be no assurance that such measures will successfully defend against known or novel mining attacks.

RISKS RELATED TO THE BROKER-DEALER ATS PLATFORM

If we have a successful IBE Token genesis offering, we intend to have trading data for IBE Tokens written to the blockchain which may make it difficult, if not impossible to correct trading errors in the IBE Tokens.

Since transactions executed through the Broker-Dealer ATS will be recorded in the applicable blockchain in real time, it may be difficult or impossible to correct trading errors that might have been corrected prior to settlement under a typical T+3 system. Consequently, if we have a successful IBE Token genesis offering, persons acquiring IBE Tokens must accept the risk that correction of any trading errors may be impossible. The occurrence of any such trading error could have a material adverse effect on any affected holder of IBE Tokens and could reduce investor confidence in our network which would have a material adverse effect on our business.

Distributed ledger technology is relatively new, and we believe that the application of distributed ledger technology to securities clearing and settlement is novel to our proposed Item Banc Network and, accordingly, we have limited experience operating such a securities platform.

We have limited experience applying distributed ledger technology to securities clearing and settlement. The creation and operation of a digital system for the public trading of IBE Token based securities utilizing a distributed ledger to enable members of the public to confirm that the blockchain underlying these securities have not been altered are subject to potential technical, legal and regulatory constraints. Any problems we, or the Broker-Dealer/ATS we intend to create or acquire, encounters with the operation of the Broker-Dealer/ATS platform, including technical, legal and regulatory problems, could have a material adverse effect on our business and plan of operations.

RISKS RELATED TO OUR CORPORATE OPERATIONS

We have a limited operating history and may never be profitable.

Since we have a limited operating history, it is difficult for potential investors to evaluate our business. We expect that we will continue to need to raise additional capital in order to fund our operations. There can be no assurance that such additional capital will be available to us on favorable terms or at all. There can be no assurance that we will be profitable.

No intention to pay dividends.

A return on investment may be limited to the value of our common stock. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our common stock may be less valuable because a return on your investment would only occur if the Company's stock price appreciates.

Our ability to continue as a going concern is not free from doubt.

There is substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

Our ability to continue as a going concern is dependent upon our becoming profitable in the future and, or, obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. There is no guarantee that we will be successful in achieving these objectives.

Risks of expansion of our business arise due to our limited operating history.

Historically we have had no employees other than our officers. As we obtain customers, we will be required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by expanding our sales. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs.

Our future success depends on our ability to obtain customers. If we are unable to effectively market our payment processing system, we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

Our failure to obtain capital may significantly restrict our proposed operations. We need capital to operate and fund our business plan. We do not know what the terms of any future capital raising may be, but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price of the shares of common stock sold in this offering. Our failure to obtain the capital, which we require, may result in the slower implementation or curtailment of our business plan.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

We depend on key personnel, including Virginia Robertson, our Chief Executive Officer, and future members of management, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our common stock.

Our success depends on our ability to attract and retain the services of executive officers, senior officers and community managers. There is substantial competition for qualified personnel in the international BHN barter and trade industry and the loss of our key personnel could have an adverse effect on us. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Virginia Robertson, our Chief Executive Officer. The loss of services of Ms. Robertson or other members of our senior management team which we may hire, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations and cash flow.

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our Articles of Incorporation and bylaws and by South Carolina law.

There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our board of directors to issue shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

In addition, certain provisions of the South Carolina Business Corporation Act, or the SCBCA, may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The SCBCA permits our board of directors, without stockholder approval and regardless of what is currently provided in our Articles of Incorporation or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our Articles of Incorporation on the removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of director's delegates such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to doso, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

South Carolina law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by the SCBCA, our Articles of Incorporation will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our Articles of Incorporation will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by South Carolina law. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by South Carolina law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK

There has been no public market for our common stock and an active trading market for our common stock may not develop following this offering.

There has not been any broad public market for our common stock, and an active trading market may not develop or be sustained. Shares of our common stock may not be able to be resold at or above the initial public offering price. The initial public offering price of our common stock has been determined arbitrarily by management without regard to earnings, book value, or other traditional indication of value. Our common stock may trade below the initial public offering price following the completion of this offering. The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of companies in the international BHN barter and trade industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- actual or anticipated variations in our quarterly operating results or dividends;

- changes in our funds from operations or income estimates;

- publication of research reports about us or the international BHN barter and trade industry;

- changes in market valuations of similar companies;

- adverse market reaction to any additional debt we incur in the future;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this Offering Statement;

- the extent of investor interest in our securities;

- investor confidence in the stock and bond markets, generally;

- changes in tax laws;

- future equity issuances;

- failure to meet income estimates; and

- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

Our shares may be a "Penny Stock," which impairs trading liquidity.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of shares of our common stock to be higher than the pro forma net tangible book value per share of our outstanding shares of common stock. Accordingly, if you purchase shares of common stock in this offering, you will experience immediate dilution of approximately $_____ in the pro forma net tangible book value per share of common stock. This means that investors who purchase shares of common stock will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing stockholders.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), SAFTS or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders.

As an "Emerging Growth Company" any decision to comply with the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

- In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to opt in to the extended transition period for complying with the revised accounting standards.

Our status as an "Emerging Growth Company" under the JOBS Act of 2012 may make it more difficult to raise capital.

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D.

So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) offering statement, and periodic reports we file there under.

Our reporting obligation to file reports following this offering will be suspended if, on the first day of any fiscal year (other than a fiscal year in which the offering statement under the Securities Act has been qualified), we have fewer than 300 shareholders of record and we file Form 1-Z with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations. Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than either (i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules.

In addition, so long as our common shares are not registered under the Exchange Act, our Company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which requires the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than five (5%) of the class.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company's common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

BECAUSE WE ARE ACCEPTING CRYPTOCURRENCY FOR OUR STOCK, WE WILL BEAR MARKET RISK FROM THE TIME WE COLLECT THE PROCEEDS IN THE FORM OF CRYPTOCURRENCY AND CONVERT THOSE FUNDS TO US DOLLARS OR ANOTHER FIAT CURRENCY.

The currency markets are volatile compared to the fiat markets and can move 100% or more in one day. As such, we could lose significant value, and thus, utilization of the use of proceeds we have collected in the form of cryptocurrency if there is a market correction or significant volatility while we are converting it. We will have to bear the market risk from the time we collect the cryptocurrency as payment to the time that we convert those funds to the US Dollar or other Fiat currency, if in fact we are even able to make such a conversion.

Risks Related to the Cryptocurrency Dividend and Cryptocurrency in General

THERE MAY BE NO LIQUID MARKET FOR OUR CRYPTOCURRENCY.

Since our marketplace has not been built out yet, and there is no guarantee the IBE marketplace will be built out by the Dividend Distribution date of May 1, 2019, or ever. It is possible that upon receipt of the Cryptocurrency Property Dividend, it will have little to no value. If the IBE marketplace does not get built out, it is likely the IBE currency will also have no value.

IT MAY BE DIFFICULT TO CONVERT OUR CRYPTOCURRENCY, AS WELL AS CRYPTOCURRENCY GENERALLY, IN TO U.S. DOLLARS OR OTHER FIAT CURRENCIES.

Even if there is a ready market for the IBE token or any cryptocurrency via a cryptocurrency exchange or exchanges, many such exchanges limit how much currency can be converted back to fiat currency. The IBE or other cryptocurrency holder would be subject to significant market risk during the conversion period, which due to some strict conversion limits, may stretch beyond one year depending on the size of the cryptocurrency position. Holders of IBE or any cryptocurrency may be unable to ever convert the cryptocurrency they hold into a fiat currency.

THERE IS SIGNIFICANT REGULATORY RISK WITH REGARD TO CRYPTOCURRENCY AND CRYPTOCURRENCY EXCHANGES.

As cryptocurrency is a relatively new and disruptive technology there is considerable uncertainty regarding its regulation. Additionally, cryptocurrency exchanges, the main way cryptocurrency holders are able to buy/sell or trade the cryptocurrency, may themselves become more heavily regulated or shut down altogether if they cannot meet the regulatory burden imposed upon them. Such shutdowns may have an adverse effect on the price of IBE and therefore value of the cryptocurrency dividend. Further, please be advised that on December 11, 2017, the SEC released a statement on Cryptocurrencies and Initial Coin Offerings. Please review this statement carefully, it can be viewed at: https://www.sec.gov/news/public-statement/statement-clayton-2017-12-11.

A HACK OF EITHER THE COMPANY, YOUR OWN WALLET, OR AN EXCHANGE HOLDING YOUR CRYPTOCURRENCY, MAY HAVE AN ADVERSE EFFECT ON THE VALUE OF THE CYPTOCURRENCY DIVIDEND, OR LEAD TO A TOTAL LOSS.

There have been several well-documented hacks in which cryptocurrency has been stolen outright from the legal owner. Additionally, cryptocurrency issuers have been hacked causing "forks" or splits in the cryptocurrency that could decrease its value. Lastly, some exchanges have been hacked in which case the owners have also lost their cryptocurrency altogether. If the IBE marketplace suffers such an attack, it would negatively affect the value of the IBE and could lead to a total loss of value of the cryptocurrency dividend.

EVEN IF THE CRYPTOCURRENCY DIVIDEND IS SUCCESFUL, IF THE CRYPTOCURRENCY DIVIDEND HOLDER LOSES THE ENCRYPTION KEY TO THE CRYPTOCURRENCY, THE CRYPTOCURRENCY MAY BE LOST FOREVER.

Even if the cryptocurrency dividend is successful, if a cryptocurrency holder loses the encryption key to his/her cryptocurrency it is quite possible that the actual cryptocurrency would be unrecoverable. This would lead to a holder losing not only their actual cryptocurrency but also losing any opportunity to get the underlying value of the cryptocurrency.

THERE IS NO GUARANTEE THAT THE MARKET WILL ACCEPT IBE AS A VALID CRYPTOCURRENCY.

The cryptocurrency market is growing very rapidly, as there are currently over 1,464 cryptocurrencies in circulation. Because there are already so many cryptocurrencies in existence, there is no guarantee that the Item Banc Network community will embrace or accept the IBE marketplace or the IBE currency, and therefore the cryptocurrency dividend may turn out to be worthless.

THE ITEM BANC NETWORK COMMUNITY, INCLUDING A SMALL NUMBER OF INFLUENTIAL SUPPLIERS MAY NOT EMBRACE THE IBE MARKETPLACE.

In endeavoring to build out the IBE marketplace, we are of the mind that its existence and use would be beneficial to the industry as a whole. However, since cryptocurrency is a very new technology that is not yet widely understood there is no guarantee that either distributors or suppliers will embrace its use. This includes a small number of approximately 10 larger and influential suppliers in the U.S. and Asia. If they, as a group, do not embrace the IBE marketplace, it may lead to its failure altogether since a majority of Item Banc Network production occurs in the U.S. and Asia.

BLOCKCHAIN AND CRYPTOCURRENCY ARE NOT OUR CORE BUSINESS. AS SUCH, WE ARE RELYING HEAVILY ON THE ADVICE AND EXPERTISE OF OUR CONSULTANTS.

Since Blockchain technology and cryptocurrency are not our core business, we are relying on the advice of our consultants, IOHK Africa to guide us in this area. We plan to enter into a Token Development Agreement with IOHK Africa, under the TDA, agreed to serve as a contractor for hire of the Company to design, develop, and implement the IBE token for the Company according to the functional specifications and related information provided by the Company. Under the TDA, the Company will own the IBE token and all related intellectual property. If they are not successful in advising us, we would have to find another development firm or seek advice in a field that is so new that there is not a deep well of experts. In doing so, we may not be able to find and engage someone qualified to assist with our strategic plans. If we are unable to do so, it would have a negative effect on our Company.

THE IBE CURRENCY IS NOT LEGAL TENDER, AND IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") PROTECTIONS.

The IBE currency is not legal tender, is not backed by the government, and accounts and value balances are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections. Future holders of IBE must be fully aware of the foregoing, and that IBE is not currently a legal tender, and may not ever be able to be used to make any purchases on the IBE marketplace, if in fact such a marketplace can be created.

ALTERNATIVE CRYPTOCURRENCY COINS AND PLATFORMS MAY BE ESTABLISHED IN THE ITEM BANC NETWORK SPACE THAT COMPETE WITH OR ARE MORE WIDELY USED THAN THE IBE CURRENCY OR THE IBE MARKETPLACE.

It is possible that alternative cryptocurrency coins and platforms may be established in the Item Banc Network space that compete with or are more widely used than the IBE currency or the IBE marketplace. These alternatives may utilize the same or similar protocols as those underlying IBE token and IBE marketplace to enable participants in the Item Banc Network industry to use alternative cryptocurrencies to buy and sell IBEs, which could negatively impact the IBE token and IBE marketplace.

THE IBE CURRENCY OR IBE MARKETPLACE MAY BE THE TARGET OF MALICIOUS CYBERATTACKS OR MAY CONTAIN EXPLOITABLE FLAWS IN THE UNDERLYING CODE, WHICH MAY RESULT IN SECURITY BREACHES AND THE LOSS OR THEFT OF IBE TOKENS.

If the IBE currency or IBE marketplace security is compromised or if the IBE currency or the IBE marketplace are subjected to attacks that frustrate or thwart the users' ability to access the IBE marketplace, users may cut back on or stop using the IBE currency or IBE marketplace altogether, which would have a negative effect on our business plan and overall business and could render the IBE currency or IBE marketplace to be of little to no value. Further, the IBE currency or the IBE marketplace may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software which may result in the loss or theft of IBE tokens.

THE FURTHER DEVELOPMENT AND ACCEPTANCE OF BLOCKCHAIN NETWORKS, WHICH ARE PART OF A NEW AND RAPIDLY CHANGING INDUSTRY, ARE SUBJECT TO A VARIETY OF FACTORS THAT ARE DIFFICULT TO EVALUATE.

The slowing or stopping of the development or acceptance of Blockchain networks and Blockchain assets would have an adverse material effect on the successful development and adoption of the IBE currency or the IBE marketplace. The growth of the Blockchain industry in general, as well as the Blockchain networks on which the IBE currency or the IBE marketplace plan to rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptosecurity industry, as well as Blockchain networks, include, without limitation:

·worldwide growth in the adoption and use of cryptocurrencies, and other Blockchain technologies;

·government and quasi-government regulation of cryptocurrencies, and other Blockchain assets and their use, or restrictions on or regulation of access to and operation of Blockchain networks or similar systems;

·the maintenance and development of the open-source software protocol of the cryptocurrency networks;

·changes in consumer demographics and public tastes and preferences;

·the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;

·general economic conditions and the regulatory environment relating to cryptocurrencies and cryptosecurities.

A decline in the popularity or acceptance of cryptocurrencies or other Blockchain-based tokens would adversely affect the Company's business plan with regard to the IBE currency or IBE marketplace and may render the IBE currency to be of little to no value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Offering Statement includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and its management and management's interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events. Such forward-looking statements include statements regarding, among other things:

- potential governmental regulations relating to or that may impact the international BHN barter and trade industry;

- increased costs or exposure to liability as a result of changes in laws or regulations applicable to the international BHN barter and trade industry;

- general volatility of the capital and credit markets and the market price of our common stock;

- exposure to litigation or other claims;

- loss of key personnel;

- the risk that we may experience future net losses;

- risks associated with breaches of our data security;

- failure to obtain necessary outside financing on favorable terms, or at all;

- risks associated with future sales of our common stock by existing shareholders or the perception that they intend to sell substantially all of the shares of our common stock that they hold;

- risks associated with the market for our common stock; or

- any of the other risks included in this Offering Statement, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business."

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "will," "shall," "may," "should," "expect," "anticipate," "estimate," "believe," "intend," "plan," or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue the Company's operations. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Offering Statement generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Registration Statement will in fact occur.

Prospective investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this Offering Statement only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on the officers of the Company's own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Prospective investors should not make an investment decision based solely on the Company's projections, estimates or expectations.

USE OF PROCEEDS

Our offering is being made on a best efforts basis. A minimum number of 125,000 shares must be sold in the Combined Offerings. The offering price per share is $4.00 per share. We expect to use the funds of this offering for working capital and marketing (70%) and for general and administrative expenses (30%).

Up to 20% of net proceeds will be used to compensate or make payments to any officers or directors, including for salaries and ordinary business expenses incurred in the normal course of business, or as set forth under the caption "Executive Compensation." We reserve the right to change the intended use of proceeds if necessitated by business conditions or unexpected events.

We intend to use the net proceeds for the following purposes in the following order: (a) first towards the fees and expenses associated with qualification of this Offering under Regulation CF, including legal, auditing, accounting, transfer agent, printing and other professional fees; (b) second towards the implementation of our business plan, including but not limited to, (i) development/creation of the Item Banc Network, (ii) acquiring BHN inventories and facilities for such, (iii) ongoing legal and regulatory interaction and relations (iv) community building/development and (v) a national marketing campaign, and (c) the balance towards operating capital and reserves. In the event that we sell less than the Maximum Amount, our first priority is to pay fees associated with the qualification of this Offering under Regulation CF. No proceeds will be used to compensate or otherwise make payments to officers except for ordinary payments under employment, consulting or retainer agreements. We reserve the right to use a portion of the proceeds to pay director fees.

If the Maximum Amount of SAFTS offered hereunder and through the Combined Offering purchased, we expect to receive net proceeds from this Offering of approximately $17,000,000 after deducting estimated maximum Selling Agent commissions in the amount of $3,000,000 (6% of the gross proceeds of this Offering). However, we cannot guarantee that we will sell all of the SAFTS being offered by us. The following table summarizes how we anticipate using the net proceeds of this offering

       40% Federation (Includes legal, offices/whse, IB Engine)
       20% Operating and Salaries
       10% IBE Token Development/Systems/Progeammers
       10% BHN Inventories
       5% Advisors
       3% Airdrop
       2% Token Sale Marketing

The above list of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, any historical earnings or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this offering. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

DESCRIPTION OF BUSINESS AND PLAN OF OPERATION

Corporate History

Item Banc, Inc. ("we", or "the Company") was incorporated in South Carolina on June 4, 2018. We are in the business as a technology tool designed to bring information currency to markets. A demand for information about value is at the core of every business proposition. Item Banc Technology focuses on delivering this information to the market and capitalizing on its delivery to consumers, industry, the financial sector, and governments using funds raised from the sale of SAFTS in the Company.

Our Business

The Item Banc Token is backed specifically by products that are needed in daily life. The core set of commodity products that back the currency are described as BHN or Basic Human Need products. These products are in five categories: Food, Building Materials, Basic Clothing, Paper Products, and Hygiene.

Token Function

Producers are given the Item Banc Token in a smart contract exchange for their BHN products. The products can be stored by the producer or moved to a common warehouse. Producers include, for example; Farmers, Manufacturers, Distributors, and Importers.

Consumers who have fiat cash money can exchange for Item Banc Tokens from the producers which would allow for purchase of BHN items at discounted rates. Consumers can also work for the producers to earn Tokens. Consumers can also trade or sell other goods or services for Item Banc Tokens.

Token Value

The value of the Item Banc Token is based on the collective value of the contracted products. The values of the products are verified in the smart contracts by the Item Banc Engine; a technology that creates value systems based on what commodities are available where at what relative value. The model is also able to run during periods of hyperinflation by pegging the value of BHN to sidestep local inflation. Contracts can be partially managed by an oracle (trusted person) in the community if the value of the item contract is not yet calculable by the technology. The contracts are recorded and maintained on the blockchain.

BHN (Basic Human Need) Product Categories and examples:

- Food (relatively non-perishable): Rice, canned meat, bottled water, lentils, oats, coffee, tea.
- Shelter (Building Materials): Lumber, block, rebar, nails, basic tools, metal.
- Basic Clothing: T-shirts, Jeans, socks, underwear, sandals.
- Paper Products: Toilet paper, copy paper, diapers, plates.
- Hygiene/Basic Emergency Supplies: Soap, cleaning and disinfecting supplies, blankets, emergency kits, toothpaste and brushes, flashlights, basic cell phones.

Why Does the Blockchain Make This Technology Work?

Item Banc Technology needs a decentralized public record of the assets and commodities in a community that are available to market. Blockchain enables this by creating a trusted relationship between divergent groups. This record needs to be unchangeable until a producer and buyer simultaneously agree. Blockchain technology can ensure through smart contracts that transactions are recorded on the public ledger. This information will allow Item Banc to create relative value information for the currency.

Technology Creation

The Item Banc token technology can be created on an existing protocol such as Quantum or the upcoming EOS platform that allows for decentralized proof of stake governance and does not require mining. Simple interfaced smart contract forms need to be created that can operate on the blockchain.

The smart contracts will be for products in the target community that qualify as BHN products or additional community assets that will be staked to the currency as agreed. A log of the commodity products staking (traded for) the Item Banc token, with product values needs to be automatically recorded by the smart contract on a decentralized Item Banc ledger.

The contract legal language can be based on existing legacy corporate trade contracts and can incorporate regional legal requirements where implemented. Corporate trade contracts attached.

Method for Proof of Stake Governance

The Item Banc model for securitization of cryptocurrency involves smart contracts that assign or stake an asset against the currency. Unlike loan platforms, the crypto is issued (created) by smart contract when the asset is staked and the crypto is burned when the asset is revoked.
The crypto can be exchanged for any goods or services or fiat or other crypto and the value of the crypto will fluctuate based on market. The incentives to contract an asset for the crypto are to profit from the liquidity, a general rise in crypto value as additional assets are staked to the crypto and also to make additional markets for the asset. In a preferred model the staked assets are commodities and BHN (basic human need) hard goods of a minimum value ($10,000 and up, for instance). The staked assets will be transparently published by smart contracts on an accessible site and organized by asset category, location, and original contracted value. This information is managed by the Item Banc Technology.





Production of Goods

Crypto **Minted**

Sale of Goods

Crypto **Burned**

A first example is that a crop is staked and minted by smart contract to the Item Banc Token. The staker of a crop receives the tokens and the Item Banc community owns the crop. If the crop is later sold to a new owner for Item Banc tokens, then that cost value of tokens are burned by the contract. So, if two million Token units were originally staked and minted then two million are burned. A second example is that a manufacturer stakes production of 100,000 t-shirts. If the t-shirts are sold, then that value amount of crypto is burned by the contract.

The opportunity with the Item Banc model of Proof of Stake is the ability to allocate distributed governance for the crypto based on the percentage of asset stake to the whole. A set of stake can be set aside for founders, partners and operations based on a percentage of the crypto value in order to uphold the founders' vision and the contributions of the technology team, operations, sales and marketing.

Circulating supply should equal units issued for assets staked plus the percent set aside for founders, operations, and initial community air drop and technology partners.

Token Value: Relative Value Systems with Item Banc Technology

Item Banc is a technology tool designed to bring information currency to markets. A demand for information about value is at the core of every business proposition. Item Banc Technology focuses on delivering this information to the market and capitalizing on its delivery to consumers, industry, the financial sector, and governments.

It is a most advantageous time to introduce Item Banc because the world economy needs new technologies that can deliver efficiencies to market. World markets are seized up by a downturn in available credit and in addition the international trade economies are looking for a new currency valuation methodology that can deliver fair market value to all countries. Businesses need commodity-type market prices for products to operate profitably in a world economy. Consumers continue to demand pricing and value information in order to make better buying decisions.

Item Banc will deliver to the marketplace a pricing and product valuation engine. To the manufacturers, Item Banc will deliver commoditization of products and valuation technology. Financial markets will use Item Banc information to capitalize businesses, individuals and countries. Item Banc will provide valuation to currency technology to governments. The most significant contribution of the technology to market is that it will deliver the systems structure to operate the decentralized valuation information for communities that use the Item Bank Token and will deliver a new paradigm of information currency.

The demand for Item Banc technology is dependent on a two-part proposition: First, the market has a continuing need for greater and broader information about product availability, pricing and value. Second, the market need for Item Banc technology is based on the existence of incorrect information about the value or relative value of products reported by many central bank currencies. When the price of a product is irrelevant to market then this may be an indicator that the central bank currency has "failed" and is producing incorrect or insufficient information to market. Item Banc technology will evolve to report the real value of products in the economy compared to other currencies.

In the middle of a credit crisis, Item Banc technology can deliver the information required for financial institutions to capitalize transactions in new ways; by securing valuation information about individuals, companies and governments based on Item Banc technology that can commoditize products. The valuation to currency portion of Item Banc technology may bring new trade freedom to communities that formerly experienced a trade disadvantage based on a currency-challenge brought to bear by foreign governments. Commoditization of products by Item Banc may also give currency-challenged economies new sources of capital for international transactions at a time when their central bank currencies cannot compete in the world market. Finally, as tax revenues shrink, government entities can use Item Banc to manage reported inventory information to leverage their own economies in new ways.


So that everyone who holds the currency has something they can spend it on, something that they have to buy anyway. This makes the currency **liquid**.
Liquid
Because BHN products typically have a know value in a Community and are like **commodities**.
Known Value
Why choose BHN products to back a currency?
Usable
So that the currency can be spent on things that you can carry. This makes the currency **usable**.
Store for Later
So that the currency can pay for things that you want to save for later. This allows the currency to **store value**.

Item Banc technology essentially creates commodities of items for the short-run purpose of publishing this valuation information and the long run goal to use this information as a currency. In the way that gold, corn, coffee, and oil are commodities, (products with known value around the world), the technology creates information about other similar products and their value and availability with a goal to arrive at an average, known value. And in the same way that commodities are more liquid and tradable because of their known value, other items will also begin to have that effect as their prices and availabilities are known, or "commoditized".

To achieve this goal, an intelligent system needs to know how to "name" or call similar items, and then search out their price and availability information, then create averages of such. This then is published in a form that it can be published or used in relative value algorithms to assist in transacting goods equitably in a cross-chain form (technical for between blockchains or multiple currencies).

Alpha Testing Technology 1998-2002

Twenty years ago, the Item Banc Engine was designed and documented. An application for patent was made to the US Patent Office on May 1999 (60/132,779) and May 5, 2000 (09/566,265). *The Item Banc Engine for Conducting Barter Transactions over a Computer Network by Virginia Robertson*

A small team of programmers set out to test and code the design. Forty-five independent building supply distributors in twenty states across the US agreed to contribute their live data for the test. The programmers combined live inventory data into a single system in South Carolina. The data consisted of non-productive stocks (items that had not sold for a year) and was tested on the artificially intelligent naming and categorization technology of Item Banc. The goal of the test was to refine the program design so that the Item Banc Engine could automatically commoditize Items given drastically different naming conventions across platforms and states.

The system was able to identify and value the items.


The technology publishes What basic products are available to buy.
Where these products are located.
What relative market value these products have.
What
Where
Value

Alpha Testing Commodity Trade 2002-2013

The next test needed to prove that non-productive commodity inventories represent currency failure (as they have no value). If the currency was misreporting value, then these inventories should find their true value in a different economy. It was also necessary to prove the practicality of moving non-productive commodity inventories into markets where they could be revalued.

With the guidance of experts in the International Reciprocal Trade Association, Ruffin Trading Company, LLC tested moving non-productive building materials at every level of distribution including export. This testing lasted well over ten years but showed how commodity inventories that were non-productive (had zero value) in one economy could rediscover their commodity value in new markets, proving theory. The book, "Information Currency: The New Green" 2009 by Virginia Robertson documents the testing, the concepts and the algorithms.

Defining Information Currency in the Developing Crypto World:

Combining the Internet of Things (IoT) with Internet of Value (IoV) Item Banc Engine data completes the Internet of Things by assigning to them a relative Value. Prior to Item Banc, the IoV was simply considered as the ability to move value.

Item Banc brings Information Currency to market by identifying what needed products are available where to discover relative value. The internal engine works by first establishing what represents liquidity and need in an economy and then creates a basket of needed products. The basket of products is averaged within the micro (where) and the macro economies. The values are published live and, in this way, commoditized. Other products are then valued by relative value algorithms compared to the basket. This process thinks like the economic concept of Purchasing Power Parity, names and identifies production, publishes value and functions transactions and in this way delivers an Information Currency.

Marketing Strategy
Marketing within the crypto space Pre-ICO (Phase One)

- Trade Shows (Consensus 2018 NY, NY 14- 16May 2018)
- Publish Whitepaper to Medium, Github
- Tech/ICO news sites
- Website focused on IB Technology and ICO www.itembanc.io
- Twitter, Steemit, Telegram Accounts

Marketing to Rwandan producers (farmers, manufacturers, importers, distributors) (Phase 2)

- Website www.itembanc.com focused on Rwandan Producers and distributors
- Sales Team in Rwanda
- Government Organization assistance

Marketing to Rwandan customers

- Website for BHN and IB Coin Air Drops to citizens www.informationcurrency.io
- Marketing to new nations for ICO (Phase 3)
- Begin new national Item Bancs after year one or when the currency is functional.


Marketing within the crypto space Pre ICO
Marketing to Rwandan Producers
Marketing to Rwandan Consumers

Multi-stage approach to marketing:


he
Create t
Item Banc
Coin on
Etherium
Publish
Item Banc
Website
and Social
Media, ICO
Open BHN
Warehous
e and Air-
Drop Coins
Execute
Sales Plan
to begin
contracting
producers
Tell Story
on local
media
Publish
progress in
Rwanda
on
Internatio
nal media.
Set up
additional
National
Item Bancs

Location of Organization

Rwanda - Coin Development Team
Rwanda - BHN Warehouse Pilot Team

Atlanta, Georgia area – Item Banc Engine Team


Elizabeth National Park
Masak
Mbarara
Kigali
KAG
RWANDA
Kirundo
Kayanza
Ngozi
BURUNDI
© 2018 Yahoo! Inc.


Smyrna
Mableton
Clarkston
Decatu
Atlanta
Forest Park
© 2018 Yahoo! Inc.

Headquarters for IBF to be determined.

Product Development Roadmap

Information Currency Coin Creation (Rwanda) Team Leader:

1. Code initial ICO structure into Ethereum and create coin.
2. Code smart contract on Ethereum with corporate trade contract model.
3. Test on Eth testnet.
4. Edit as needed.
5. Go Live.


Code ICO structure into Ethereum and create coin.
Code smart contract on Ethereum with corporate trade contract model
Test on testnet
Edit as Needed
Go Live

Item Banc Smart Contract Team and Beta Testing (Rwanda Nation) Team Leader:

Item Banc Rwanda Nation Coin Team will focus development of smart contracts for production and inventories within the nation, airdrops for citizens and residents of Rwanda and BHN warehouses within the country. Rwanda Nation is the Beta site for Item Banc contracts on the blockchain and will participate with other national Item Bancs via the Item Banc Engine cross-average-cost system as they are implemented.

1. Code Item Banc smart contracts onto Information Currency based on IB contract forms (samples at end of whitepaper).
2. Test on testnet
3. Coordinate with BHN team for launching first IB contracts


Code Item Banc Smart Contracts onto Information Currency based on IB Contract Form
Test on testnet
Coordinate with BHN team for launching first IB Contracts

BHN Warehouse Pilot Team (Rwanda) Team Leader:

BHN Rwanda Team is responsible to manage BHN distribution in the Country. The team will find an initial property and building suitable for warehousing BHN items. The team is responsible to purchase and stock and manage the sales of product for information currency on an ongoing basis.

The team is also responsible to manage IB contracts for new products and the storage and sales of these items as well. There is a 10% product allocation for BHN team in each IB contract on the blockchain.

1. Select best items in categories for local use and budget.
2. Select 10,000-20,000 sq./ft facility with truck dock for warehousing.
3. Create purchase plan including forklift, racks and box truck.
4. Hire management team.
5. Buy and stake products to stock warehouse.


Select best items in categories for local use and budget
Select 10,000 - 20 000 sq/ft facility with truck dock for warehousing
Create a purchase plan including forklift, racks and box truck
Hire management team
Buy products and stock warehouse

Item Banc Engine Team (Atlanta, GA area) Team Leader: V Robertson

This team is responsible to code the product design for Item Banc based on Item Banc Engine Technology created by V Robertson.

The engine uses algorithms and methods published in the Information Currency book with proprietary program design for item naming systems tested in 2002.

1. Organize development team.
2. Review BHN basic product lists.
3. Recode system design.
4. Test on product category data sets.
5. Design integration with Coin.
6. Code integration to Coin.
7. Testnet.
8. Go Live.


Organise developme nt team
Review BHN basic product lists
Recode system design
Test on product category data sets
Design integratio n with Coin
Code integratio n to Coin
Testnet
Go Live

Roadmap:

Stage One: Set Up


1
Pre-ICO
Create and Test Coin
Train Team Leaders
Choose BHN site
Purchase BHN
Code Smart
Contracts

Stage Two: ICO


2
Test Contracts
Air Drop Tokens
Open BHN Whse
Code IB Engine
Write First Contracts
Launch Contracts
Move to Whse
Test IB Engine

Stage Three: Launch


3
Test IB Engine
Hire IB Sales Team
Rwanda
Select IBF Location
Set up Systems and
Headquarters at IBF
Item Banc Engine
Live
New Nation Repeat


Secure Initial Funding for a Pre ICO raise
Partner with business, NGO or governments
Implemen-tation
BETA TESTING
Select Beta Test community
Seed Product Warehouse
Secure complete set of BHN Products in an accepsable
ICO after successful Beta Testing

- Secure Initial Funding for a Pre-ICO raise. Pre-ICO funding round for $2,000,000 USD with a 50% discount for the first week, 25% second week, 10% third or when filled.
- Partner with business, NGO or governments.
- Implementation.
- Select the beta test community to implement the Item Banc trial. Set up an office to sell smart contracts in the community for production. Airdrop tokens to community members as a reward for taking a training course on how to use the tokens. The value of the airdrop is suggested to be two weeks standard pay (see full technology roadmap).
- Seed Product Warehouse.
- Secure a complete set of BHN products in a warehouse that is accessible to the local community. The initial warehouse set of products can be purchased for cash with seed capital (fiat cash) or blended with initial Item Banc Token contracts for BHN products. The complete set of products can be purchased for an estimate of $300,000 USD.
- ICO Initial coin offering after beta test has functioned in a test community.

The below table provides a breakdown of the Company's staff:

Position	Year One		Year Two	
	Part-Time	Full-Time	Part-Time	Full-Time
Executives	-	4	-	5
Engineering Board	1	-	-	1
Project Board	-	1	-	1
Software Board	1	-	-	1
Marketing Boards	-	2	-	2
Finance Board	-	1	-	1
Software Developers	2	1	-	5
WPT Engineer	1	-	-	1
EM Engineer	1	-	-	1
Electronic Engineer	1	-	-	1
Project Engineer	-	1	-	1
Admin Assistants	-	2	-	2
Integration Engineer	1	-	-	1
Compliance Engineer	-	1	-	1
Total:	8	13	-	24



CHAIRMAN – (NON EXEC)
CEO
LEGAL COUNSEL
COMMERCIAL DIRECTOR
CFO
COO
MARKETING MANAGER
FINANCE MANAGER
SOFTWARE MANAGER
PROJECT MANAGER
COMPLIANCE MANAGER
MARKETING PARTNER
CONTRACTED
MARKETING TEAM
ADMINISTRATION TEAM
SOFTWARE PARTNER
CONTRACTED
TURUM SOFTWARE TEAM

Competition

To our knowledge, no other company offers a completely integrated closed loop first tier processing system for Item Banc Network transactions. There can be no assurance, however, that other parties will seek to emulate our business methods and practices. Many of those companies can be expected to have greater financial and management expertise than the Company. If such competitors arise, it could have a serious adverse effect on the Company.

Federal Regulation and Our Business

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change /on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Critical Accounting Policies and Estimates

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management's estimates and assumptions.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be recognized in the financial statements, based on their fair value. The Company measures share-based compensation to consultants in accordance with ASC 505-50, Equity-Based Payments to Non-Employees, and recognizes the fair value of the award over the period the services are rendered, or goods are provided.

Timing

Proceeds from this Offering, and from a concurrent Regulation D, Rule 504 and 506 offering that we will conduct, will be used to fund the creation, development, testing and completion of all of the elements of the Item Banc Network. We expect that this process will take 3 months. During that time, we also intend to finalize a white paper setting forth procedures for processing, mining and validation IBE Tokens, which are intended to be the basis of the Item Banc Network and through which issuers will create their Token Securities.

We expect that during the 6-month period from June 1, 2018 to November 2018, our efforts will be focused upon raising funds in the Regulation D and CF offering, initial development efforts and qualification of the Offering Circular filed under Regulation A of which this Form C Offering Statement is a part. Thereafter, during the one-year period from June 2018 to May 2019, assuming the Offering Circular is qualified, we expect to conduct a Regulation A Offering and to continue developing the Item Banc Network, hiring personnel and developing the IBE Token blockchain. Thereafter, by May 2019, we hope to launch the Item Banc Network and conduct the initial coin offering of the IBE Tokens (the "**IBE Genesis Offering**").

Assuming we are successful in launching the Item Banc Network, we intend to conduct a Genesis Offering of IBE Tokens, pursuant to a public offering registered under the Securities Act and upon closing of the Genesis Offering, to transfer all responsibility for oversight of the Item Banc Engine to the yet to be formed Item Banc Foundation.

Item Banc Network Overview

We may apply a portion of the proceeds of the Combined Offering to create or acquire an additional registered broker-dealer to provide traditional brokerage processes which will be open to anyone who wishes to use the Item Banc Network. This broker-dealer will act as the introducing broker to those who open accounts for the purchase and sale of IBE Tokens or other Token Securities and other broker-dealers who introduce their customers to engage in secondary transactions of our IBE Tokens or other securities tokens through the Broker-Dealer/ATS.

We also intend to apply a portion of the proceeds of this Offering to provide funding for (i) creation and Genesis Offering of the IBE Tokens, which will be the basis for the Item Banc Network and which will have functionality for virtual and fiat currencies; (ii) creation, funding and staffing of the yet to be formed Item Banc Foundation which ultimately, after the Genesis Offering, will be responsible for running the Item Banc Network; (iii) engaging the services of a clearing house for clearance of transactions and custodial services for Item Banc Network and, (iv) development of the IBE Token mining and validation system.

The IBE Tokens

We intend to have IBE Tokens be the fungible value source for the Item Banc Network. IBE Tokens will be distributed in two stages. The first stage, which we hope to achieve within 12 months from the date hereof, will be the IBE Token Genesis Offering. Upon the successful completion of the Genesis Offering, investors in this Regulation A Offering, investors in the Regulation D Offering and holders of Seed Investor SAFTS will have the opportunity to exchange their SAFTS for IBE Tokens. Thereafter, IBE Token supply over time will be governed by token supply policies designed to control deflationary pressure and maintain stable intrinsic token value as determined by the yet to be formed Item Banc Foundation.

The IBE Token Genesis Offering

The IBE Genesis Offering will be used to fully establish and fund the Item Banc Network through its initial coin offering. Capital formation for the initial implementation of our business plan will be conducted in the following phases:

1. Seed funding, Regulation D, Rule 504 and Regulation CF;
2. Private SAFT offering pursuant to Regulation D, Rule 506(c);
3. This SAFT Offering under Regulation A+; and
4. The IBE Genesis Offering through an initial coin offering registered with the SEC.

Assuming the successful completion of the Genesis Offering, the total amount of IBE Tokens outstanding after the Genesis Offering are planned to be allocated as follows:

Genesis Offering (20% Target Allocation) – Will be allocated to investors that purchase IBE Tokens in the Genesis Offering, the net proceeds of which will be utilized to fund the development and maturation of the Item Banc Network.

Seed Investors (10% Target Allocation) – Will be allocated to the initial seed investors who provided us with our initial funding.

Founders (20% Target Allocation) – Will be allocated to the founders/promoters responsible for the creation of the business plan, the conducting of the Genesis Offering along with all ongoing reporting requirements, and the establishment of the Item Banc Foundation.

Item Banc Foundation (30% Target Allocation) – Will be utilized to fund the creation and ongoing operation of the Item Banc Foundation.

Contributors (5% Target Allocation) – Will be utilized to fund efforts of required service providers.

Agent SAFTS (2% Target Allocation, when and if exercised).

Airdrop (3%).

Percentage minted in Rwanda to match staked BHN goods (%).

IBE Genesis Offering Size

The total amount of IBE Tokens to be issued in IBE Token offerings will be based upon demand pricing targets for the four funding tranches during the issuance period. Pricing targets will be determined by two primary factors a) market demand b) time-incentives in which investors are provided incentives to invest earlier. Specifically, the first and second tranche pre-Genesis Offering offerings will be offered at prices less than the next tranche of the IBE Genesis Offering average token sale price. Additionally, pricing may be stepped up during tranche offerings to incent early involvement. Upon the closing of pre-sales offerings, the total size of the Genesis Offering will be established and will serve as the basis for all subsequent supply policy and activity.

IBE Genesis Offering Restrictions

In order to maintain IBE Token supply stability, all IBE Tokens allocated to founders will contain vesting provisions with a minimum of 3 months to a maximum of 2 years to be determined based on demand and market conditions at the time of tranche offerings.

Future IBE Token Supply

The Initial Launch and minting is intended for Sept 1 for the Utility Token in Rwanda and is the token available for transfer on May 1, 2019 representing the "Official Network Launch" minted for Genesis Investors. The Total Supply also includes tokens minted against Staked production and 3% of investment airdrop.

External Market Factors in IBE Token Valuation

We believe the value and subsequent IBE Token price may be affected by the following primary factors:

1. Legal and regulatory environment – The market for crypto currencies and crypto securities has experienced very rapid growth in the past 2 years. Additionally, there have been some well-publicized hacks and scams. This has prompted some foreign governments to limit access to currencies and ICO's to their citizens. Domestically, it is widely expected that regulatory bodies will increase their governance of ICO's. The Item Banc Network is designed from the ground up to be a Federal Securities Laws compliant network thereby providing considerable value and differentiation to Item Banc's IBE tokens for use in ICO's.
2. Secondary market – Liquidity for tokens on a secondary market will be a factor in the IBE Token's value. We intend to create a compliant secondary trading alternative trading system, the Broker-Dealer/ATS, as well as accessing a clearing and settling infrastructure, the Digital Clearing Firm. The infrastructure will create a safe and compliant environment for secondary trading adding significant liquidity, value, and differentiation.
3. Platform volume and usage – The Ethereum Network was designed to accommodate smart contract – based tokens making it an ideal starting point for ICO's. Ethereum's Ether tokens are typically used as the crypto currency to purchase the ICO tokens leading to increased demand and holdings of the Ether tokens. By observing the following 2 charts, which plot Ether token prices along with both cumulative number and value of ICO's on the Ethereum platform, it is clear that Ether's rapid value increase coincided with the increased usage of the platform for ICO's[2]. The Ethereum platform is currently the largest venue for ICO's, with 185 ICO's worth a total market capitalization of around $6 billion at the time of the writing of this overview[3]. While the Ethereum network does an adequate job of facilitating ICO's, the ICO's to date have been extra-judicial and are traded in an unregulated exchange environment. Item Banc will address many of the legal and regulatory issues associated with Ethereum, putting it in a competitive position to better address the future market for Token Securities.

---

[2]Various:https://www.coindesk.com/ico-tracker/,   https://www.coindesk.com/ethereum-price/, https://www.cryptocompare.com/ico/#/completed
[3]https://coinmarketcap.com/coins



ETH Price Increase with Number of ICO's
Cumulative Number of ICOs
Ether Price in $'s
Cumulative ICOs
ETH Close Px

ETH Price Increase with Cumulative ICO fund raising
Cumulative Number of ICOs
Ether Price in $'s
Cumulative ICO Raise (MM)
ETH Close Px

4. <u>Public perception of safety and viability</u> – Initial Coin Offerings, blockchain technology and cryptocurrencies have begun to get increased coverage in the mainstream media and has caught the attention of mainstream investors. As the public awareness and perception of Token Securities increases, it will be critical to provide a regulated and safe environment to provide the confidence to increase mainstream participation in the market. The Item Banc Network will be designed to provide the regulatory compliant environment that will address the safety and viability concerns of investors.

Business Plan Assuming no IBE Token Genesis Offering

If we are not able to complete the Genesis Offering of the IBE Tokens, we intend to modify our business plan by having the Item Banc Network operate with the Broker-Dealer/ATS as a digital security offering and trading system, without the IBE Tokens. We believe that under this model, the Item Banc Network would operate as a location for issuers looking to raise capital through Federal Securities laws compliant Token Securities offerings.

Absent a successful Genesis Offering of IBE Tokens, we intend to cause all of the SAFTS issued to be converted to shares of our Common Stock. The number of shares of our Common Stock to be issued upon such conversion at $4.00 share, on a fully diluted basis, following such conversion, assuming the sale of the Maximum Amount of SAFTS. If less than the Maximum Amount of SAFTS are sold in this Offering, then the number of shares of Common Stock issuable upon conversion shall be ratably reduced.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims against the Company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We may list our common stock on the NASDAQ Capital Market or OTC Link under the symbol IBE.

As of the date of this Offering Statement, we had approximately 4 record holders of our common stock.

We do not have a stock option plan in place and have not granted any stock options at this time. We have a warrant plan for our Board of Advisors and currently there are outstanding SAFTS to purchase 10% of our shares of our common stock at prices ranging from $4.00 to $5.00 per share.

DILUTION

Purchasers of our common stock offered in this Offering Statement will experience an immediate and substantial dilution of the net tangible book value of their common stock from the initial public offering price.

Assumed initial public offering price per share	$	4.00
Net tangible book value per share before this offering (1)	$	
Increase in pro forma net tangible book value per share attributable to this offering (2)	$	
Pro forma net tangible book value per share after this offering	$	
Dilution in pro forma net tangible book value per share to new investors	$	0

Net tangible book value per share of our common stock before this offering is determined by dividing net tangible book value based on June 4, 2018 net book value of the tangible assets (consisting of total assets less intangible assets) of the Company by the number of shares of our common stock issued.

(1) The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the pro forma net tangible book value per share before this offering (see note above) and (ii) the decrease in pro forma net tangible book value per share divided by (ii) the number of outstanding shares of common stock after this offering.

(2)

25% or $5,000,000

	Shares/Tokens Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent	
Founders		%	$	%	$ 0.0000
Regulation CF Investors		%	$	%	$
New Investors		%	$	%	$
TOTAL		100.000%	$	%	$

50% or $10,000,000

	Shares/Tokens Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent	
Founders		%	$	%	$ 0.0000
Regulation CF Investors		%	$	%	$
New Investors		%	$	%	$
TOTAL		%	$	%	$

75% or $15,000,000

	Shares/Tokens Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent	
Founders		%	$	%	$ 0.0000
Regulation CF Investors		%	$	%	$
New Investors		%	$	%	$
TOTAL		100.000%	$	100.000%	$

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto of the Company included in this Offering Statement. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" above.

Overview

The Company was incorporated on June 4, 2018 and commenced operations shortly thereafter. We are still in the research and development early marketing stage of our business.

Operating Results

We generated no gross revenues during the years ended December 31, 2017.

As of June 4, 2018, the Company had cash on hand of $300. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Plan of Operations

We were incorporated in June 2018 and since that date our operations have consisted solely of planning and development of the proposed Item Banc Network. We have received no revenues from operations since our inception. In addition to contributing $10,000 in cash to us to date, all costs associated, to date, in connection with our formation, development, legal services and support therefore have been borne by our shareholder, CEO and director, Virginia Robertson. Similarly, Ms. Robertson provided office facilities and support therefore without cost to us.

Assuming the successful completion of our capital formation efforts, we intend to pay fair market prices for such services and facilities.

Over the next 12 months, our plan is to utilize the net proceeds of this Offering to acquire or create the various components of the Item Banc Network, including the Item Banc Foundation and the Broker-Dealer ATS. In addition, during such time, we will commence coding for our IBE Tokens. We believe that we will have completed the necessary work to launch the Item Banc Network and to conduct the genesis offering of our IBE Tokens in this time period. We believe that the proceeds from this Offering will be sufficient to fund our developmental operations for a period of 24 months. We also intend to raise additional funds within the next 12 months in a concurrent private offering of SAFTS pursuant to Rule 504, 506(c) of Regulation D and Regulation A.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this Offering, the progress of our research and development efforts and the rate at which we can get the Item Banc Network up and running.

Our business does not presently generate any cash. We believe that if we raise the Maximum Amount in this Offering, we will have sufficient capital to finance our operations for the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 5,000,000 shares of its SAFTS in the Combined Offering on a best efforts basis at a fixed price of $4.00 per share and any funds raised from this offering will be immediately available to us for our use. There will be no refunds. The offering will terminate upon the earlier of the sale of all 5,000,000 shares or one year from the date of this Offering Statement. There is no minimum number of shares that we have to sell in this offering. All money we receive from the offering will be immediately appropriated by us for the uses set forth in the Use of Proceeds section of this Offering Statement. No funds will be placed in an escrow account during the offering period and no money will be returned once the subscription has been accepted by us.

We intend to sell the shares in this offering through registered broker-dealers or through our Founders, Virginia Robertson, Jordan Gitterman, Anthony Short and Henri Thompson, and their affiliates. They will not receive any compensation for offering or selling the shares.

Once the offering statement is effective, our Founders and their affiliates will contact individuals with whom they have an existing or past pre-existing business or personal relationship and will attempt to sell them the shares.

Our Founders are relying on Rule 3a4-1 of the Securities Act of 1934 to offer the company's shares without registering as brokers. They are able to rely on Rule 3a4-1 of the Securities Act of 1934 due to the fact that she is: (a) not subject to statutory disqualification pursuant to section 3(a)(39) of the Securities Act of 1933; (b) not compensated in connection with his participation by the payment of commissions or other payments based either directly or indirectly on the offering; (c) not an associated person of a broker dealer; (d) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; (e) not a broker or dealer, or has been a broker or dealer, within the preceding 12 months; and (f) does not participate in selling an offering of securities for any issuer more than once every 12 months.

This is a Regulation CF, offering which we will conduct on a "best-efforts basis without any minimum amount that must be sold prior to holding a closing. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

The SAFTS will be offered and sold by our officers and directors who will not receive any direct compensation for selling the SAFTS. The SAFTS will be offered on a "best efforts" basis and, other than   the minimum investment amount of $1,000 (1,000 SAFTS), there is no minimum amount of SAFTS that must be sold before we can hold a closing.

We reserve the right to reject, in whole or in part, any subscriptions for SAFTS made in this Offering, in our discretion.

Selling Agents and Expenses

We may engage broker-dealers registered under Section 15 of the Exchange Act ("**Selling Agents**"), and who are FINRA members to participate in the offer and sale of the SAFTS and to pay to such persons, if any, cash commissions of up to 6% of the gross proceeds from the sales of SAFTS placed by such persons and agent SAFTS ("**Agent SAFTS**") to purchase that number of SAFTS equal to 6% of the SAFTS placed by such persons. The Agent SAFTS shall have an exercise price equal to 110% ($4.10) of the price of the SAFTS sold to investors in the Combined Offering. Our directors, officers, employees and affiliates (as defined in the Securities Act) may, but have no obligation to, purchase SAFTS in the Combined Offering and all such SAFTS so purchased shall be counted toward the Maximum Amount.

We have not entered into selling agreements with any broker-dealers to date.

We will be responsible for and pay all expenses relating to the Combined Offering, including, without limitation, (a) all filing fees and expenses relating to this Offering with the SEC and the filing of the offering materials with FINRA, as applicable; (b) all fees and expenses relating to the application to list of our SAFTS on the OTCQB; (c) all fees and expenses relating to the registration or qualification of the SAFTS as required under State Blue Sky laws, including the fees of counsel selected by us; (d) the costs of all preparing and printing of the offering documents; (e) the costs of preparing, printing and delivering certificates representing SAFTS; (f) fees and expenses of the transfer agent for the SAFTS; and (g) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives. We expect the total expenses to be paid by us will be at least $500,000 in the Combined Offerings.

Offering Period

We expect to commence the sale of the SAFTS within two days of filing this Offering Statement. This Offering will terminate on the Termination Date.

Offering Documents

This Offering Statement and the offering documents specific to this Offering will be available to prospective investors for viewing 24 hours per day, 7 days per week on our website at www.itembanc.io. Before committing to purchase SAFTS, each potential investor must consent to receive the final Offering Statement and all other offering documents electronically. In order to purchase SAFTS, a prospective investor must complete and electronically sign and deliver to us a Subscription Agreement, the form of which is an exhibit to the Offering Statement of which this Offering Statement is a part and send payment to us as described in the Subscription Agreement. Prospective investors must also have agreed to the Terms of Use and Privacy Policy of our website. This investment limitation does not apply to "accredited investors," as that term is defined in Rule 501 of Regulation D under the Securities Act.

Prospective investors must read and rely on the information provided in this Offering Statement in connection with any decision to invest in the SAFTS.

For general information on investing, we encourage you to refer to www.investor.gov.

Application for Listing

We intend to file an application to have the SAFTS quoted on the OTCQB at such time as determined by management after we hold the initial closing.

If and when issued, the IBE Tokens will not be listed for trading on any securities exchange or quoted on the automated quotation system of any national securities association. We believe that, when and if issued, the IBE Tokens will trade exclusively on the Broker-Dealer/ATS which will be beneficially owned by the Item Banc Foundation.

You should be prepared to retain the SAFTS and, if issued, the IBE Tokens indefinitely and should not expect to benefit from or rely on any price appreciation.

State Blue Sky Information

If we fail to comply with State securities laws where our securities are sold, we may be subject to fines and other regulatory actions against us. We intend to take the steps necessary to help insure that offers and sales in this Offering are in compliance with State Blue Sky laws, provided, however, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we are not in compliance.

Foreign Restrictions on Purchase of SAFTS

Other than the Company's reliance on Regulation S of the Act, we have not taken any action to specifically offer the SAFTS outside the United States or to permit the possession or distribution of this Offering Statement outside the United States. Our securities may not be offered or sold, directly or indirectly, nor may this Offering Statement or any other offering material or advertisements in connection with the offer and sale of the SAFTS be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this Offering Statement must inform themselves about and observe any restrictions relating to this Offering and the distribution of this Offering Statement in the relevant jurisdictions.

SELLING SECURITY HOLDERS

The entity named below is the "Selling Security Holder." The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by the Selling Security Holder, and therefore, no accurate forecast can be made as to the number of securities that will be held by the Selling Security Holder upon termination of this offering.

Except as noted, upon conversion of the convertible promissory note that the selling security holder listed in the table will have sole voting powers with respect to the securities indicated and has never been one of our officers or directors. We will not receive any proceeds from the sale of the securities by the Selling Security Holder. The Selling Security Holder is not a broker-dealer or affiliated with a broker-dealer. The Selling Security Holder may be deemed to be an underwriter.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors, officers, and managers of the Company are listed below along with all positions and offices held and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Virginia Robertson	CEO, Treasurer	Commercial
Jordan Gitterman	Managing Director	Commercial
Anthony Short	Executive Director, Secretary	Commercial
Henri Thompson	Managing Director	Commercial

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

Board Leadership Structure and Risk Oversight

The following provides an overview of the leadership structure of the Board and the Board's oversight of the Company's risk management process. In addition, the Board also has two standing committees, the Audit Committee and Governance Committee (the "Committees") (discussed below), each comprised of all of the Directors named above, to which the Board has delegated certain authority and oversight responsibilities.

The Board's role in management of the Company is oversight, including oversight of the Company's risk management process. The Board meets regularly on at least a quarterly basis and at these meetings the officers of the Company report to the Board on a variety of matters. The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the Board to exercise its oversight of the Company.

The Company has retained the Board as the Company's investment adviser. The Board is responsible for the Company's overall administration and operations, including management of the risks that arise from the Company's investments and operations. The Board provides oversight of the services provided by the Project and the Company's officers, including their risk management activities. On an annual basis, the Company's Chief Executive Officer, Virginia Robertson, conducts a compliance review and risk assessment and prepares a written report relating to the review that is provided to the Board for review and discussion. The assessment includes a broad-based review of the risks inherent to the Company, the controls designed to address those risks, and selective testing of those controls to determine whether they are operating effectively and are reasonably designed. In the course of providing oversight, the Board and the Committees receive a wide range of reports on the Company's activities, including regarding each Company's investment portfolio, the compliance of the Company with applicable laws, and the Company's financial accounting and reporting.

The Company Board's leadership structure and risk oversight is identical.

Board Committees

As described below, the Board has two standing Committees, each of which is chaired by a Director. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight.

Audit Committee

The Board has an Audit Committee consisting of all of the Directors. ____ serves as the chairman of the Audit Committee. Under the terms of its charter, the Audit Committee (a) acts for the Directors in overseeing the Company's financial reporting and auditing processes; (b) receives and reviews communications from the independent registered public accounting firm relating to its review of the Company's financial statements; (c) reviews and assesses the performance, approves the compensation, and approves or ratifies the appointment, retention or termination of the Company's independent registered public accounting firm; (d) meets periodically with the independent registered public accounting firm to review the annual audits of the series of the Company, including the audits of the Company, and pre-approves the audit services provided by the independent registered public accounting firm; (e) considers and acts upon proposals for the independent registered public accounting firm to provide non-audit services to the Company or the Project or its affiliates to the extent that such approval is required by applicable laws or regulations; (f) considers and reviews with the independent registered public accounting firm, periodically as the need arises, but not less frequently than annually, matters bearing upon the registered public accounting firm's status as "independent" under applicable standards of independence established from time to time by the SEC and other regulatory authorities; and (g) reviews and reports to the full Board with respect to any material accounting, tax, valuation or record keeping issues of which the Audit Committee is aware that may affect the Company, the Company's financial statements or the amount of any dividend or distribution right, among other matters. The function of the Audit Committee of the Company is the same.

Governance Committee

The Board has a Governance Committee consisting of all of the Directors. serves as the chairman of the Governance Committee. Under the terms of its charter, the Governance Committee is empowered to perform a variety of functions on behalf of the Board, including responsibility to make recommendations with respect to the following matters: (i) individuals to be appointed or nominated for election as Directors; (ii) the designation and responsibilities of the chairperson of the Board (who shall be an Independent Director) and Board committees, such other officers of the Board, if any, as the Governance Committee deems appropriate, and officers of the Company; (iii) the compensation to be paid to Directors; and (iv) other matters the Governance Committee deems necessary or appropriate. The Governance Committee is also empowered to: (i) set any desired standards or qualifications for service as a Director; (ii) conduct self-evaluations of the performance of the Directors and help facilitate the Board's evaluation of the performance of the Board at least annually; (iii) oversee the selection of independent legal counsel to the Directors and review reports from independent legal counsel regarding potential conflicts of interest; and (iv) consider and evaluate any other matter the Governance Committee deems necessary or appropriate. It is the policy of the Governance Committee to consider nominees recommended by shareholders. Shareholders who would like to recommend nominees to the Governance Committee should submit the candidate's name and background information in a sufficiently timely manner (and in any event, no later than the date specified for receipt of shareholder proposals in any applicable proxy statement of the Company) and should address their recommendations to the attention of the Board of Directors of ITEM BANC™, Inc.'s Governance Committee, at Virginia Robertson, 201 Main Street, Number B, Hardeeville, South Carolina USA, 404-396-6759 and C/O James R. Simmons, Esq., Simmons Associates, Ltd., 56 Pine Street, 7th Floor, Providence, RI 02903, Phone: (401) 272-5800. The function of the Governance Committee of the Company is the same.

Codes of Ethics

Each of the Company, the Board, the Board, and the Advisors/Sponsors have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the "Ethics Codes"). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel ("Access Persons"). The Ethics Codes apply to the Company and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the

Company. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings, private placements or certain other securities. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

Identification of Directors, Executive Officers and Significant Employees.

Our directors hold office until their successors are elected and qualified, or until their deaths, resignations or removals. Our officers hold office at the pleasure of our board of directors, or until their deaths, resignations or removals.

Our directors, executive officers and significant employees their ages, positions held, and durations of such are as follows:

Business Experience

The following is a brief account of the education and business experience of our directors, executive officers and significant employees during at least the past five years, indicating their principal occupations and employment during the period, and the name and principal business of the organization in which such occupations or employment were carried on.

Founders

Henri Thompson- Johannesburg, South Africa

Henri's abilities range from investment consulting, conventional investment banking, including private debt and equity capital raising activities. Henri's talents include the identification of investors and forging working relationships with commercial and investment banks, high net worth individuals, as well as other venture capitalists. Henri has throughout his career pulled together expert financial teams to review existing and alternate capital structures and to analyse their benefits and costs under a variety of economic cycles and market conditions. His abilities are not limited to finance though; Henri has collected vast knowledge in project management, training and guidance on social responsibility programmes.

Virginia Robertson – Georgia, USA

Virginia's specialties include systems development for distributors, international counter-trade development, integration of barter at multiple levels of distribution, import and export; Jamaica, Canada, France, Argentina, wholesale distribution and logistics.

Virginia founded Ruffin Trading Company, LLC in 2000 and for 17 years has been the managing partner, driven to build trade bridges into currency-challenged economies. She has tirelessly promoted reciprocal trade, counter trade, the wholesale distribution of building materials, the import and export of commodity hard goods and the integration of various levels of distribution in the barter industry. She has been piloting of the BHN (basic human need) project, technology related to Item Banc, integrating logistics and methods of doing business.

Anthony Short- Perth, AU

Anthony is currently a director at GCP Capital Pty Ltd T/A Cabbel & Co and has been actively involved in the restructuring and raising of capital for public companies with assets onshore and offshore for over 20 years.

Mr. Short is a past president of the Western Australian Club and has been involved in numerous executive and board positions on ASX listed companies in the Mining, Oil and Gas Drilling and Agricultural sectors over his time as a corporate advisor.

Jordan Gitterman- FL, USA

Jordan Gitterman has over 25 years of business management and finance experience. For over a decade he has concentrated in the natural resource sector and held financial and senior management roles. He was executive vice president of two privately-held independent oil and gas oil exploration companies that drilled and produced in Wyoming, Kansas, and Colorado. Mr. Gitterman worked with a publicly traded company to develop an iron ore production, export, and trading business in Mexico. He has worked on bringing to market numerous oil and gas, gold, silver, copper, antimony, and iron ore mining, processing, and trading projects with the vast majority of them located in Central and South America. Most recently in Chile he founded Latin American Mining and produced copper and gold.

Advisors

Ambassador Antoine Munyakazi Juru – Rwanda
Ambassador Antoine Munyakazi – Juru is an arbitrator based in Kigali Rwanda. He is a former senior diplomat and has over 25 years of professional experience as a senior executive in the management of public and private institutions and supporting mechanisms to the private sector. Foremost amongst his areas of expertise is public procurement, project analysis and design.

Ambassador Munyakazi Juru has held numerous Senior Executive posts in the past including being the National Coordinator for the Competitiveness and Enterprise Development Project, Secretary General of the Chamber of Commerce and Industry of Rwanda for 6 years and Managing Director of Siemens Zaire/Sofamatel in charge of coordinating and implementing decisions adopted by the Board of Directors.

He currently sits as the Chairman of the Rwanda Cinema Centre and is also a member of the Chartered Institute of Arbitrators in London.

Adam Kyamatare – Rwanda

Adam brings a wealth of experience and networks throughout East Africa. Adam has worked at the Ministry of Finance and the Ministry of Foreign Affairs in Rwanda after starting his career on Wall Street in New York. He has extensive networks in telecoms and regulators in the region. Adam previously served as a program associate at One Acre Fund prior to which he was a business analyst at UNOPS in Denmark.

As an analyst in the Minister's office in the Ministry of Finance and Economic planning, Adam managed the day-to-day affairs of the Office of the Minister and was his primary speech writer as well as the Minister's analyst on key strategic projects.

Before this Adam served as the communications consultant for the Ministry of Foreign Affairs, Rwanda where he helped to create a new strategic communication policy for the Government; oversaw an overhaul of government communications.

Adam obtained his Bachelor of Arts in Political Science and Government, Economics from St. Lawrence University where he was also a Student Delegate to the Board of Trustees, St. Lawrence University In 2009 Adam won the Vasco P. Abbott 1867 award for outstanding student leadership. In addition to this, Adam has an international Baccalaureate from Waterford in Economics, English, History. Adam's volunteer experience includes his involvement with Global Shapers Community where he is a member of the founding charter as well as Bridge to Rwanda which aids in the mentoring of East African high school students gain entry in US universities.

ADVISORY BOARD

Sponsors, Administrators and Affiliates of the Company

CONFLICTS OF INTEREST

At the present time, the Company does not foresee any direct conflict between our directors' executive officers, or significant employees other business interests and their involvement in the Company.

None of them has been the subject of the following events:

(1) He has not been convicted, within ten years before the filing of the offering statement (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(2) He is not subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the offering statement, that, at the time of such filing, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(3) He is not subject to a final order (as defined in Securities Act Rule 261 of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:(i) At the time of the filing of the offering statement, bars the person from:(A) Association with an entity regulated by such commission, authority, agency, or officer;(B) Engaging in the business of securities, insurance or banking; or(C) Engaging in savings association or credit union activities; or(ii) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such filing of the offering statement;

(4) He is not subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or section 203(e) or (f) of the Investment Advisers Act of 1940 or (f)) that, at the time of the filing of this offering statement:(i) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;(ii) Places limitations on the activities, functions or operations of such person; or(iii) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(5) He is not subject to any order of the Commission entered within five years before the filing of the offering statement that, at the time of such filing, orders the person to cease and desist from committing or causing a violation or future violation of:(i) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934 and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 and section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or(ii) Section 5 of the Securities Act of 1933.

(6) He is not suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(7) He has not filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or offering statement filed with the Commission that, within five years before the filing of the offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(8) He is not subject to a United States Postal Service false representation order entered within five years before the filing of the offering statement, or is, at the time of such filing, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for

obtaining money or property through the mail by means of false representations.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers hold their offices until they resign, are removed by the Board, or their successor is elected and qualified.

LEGAL STRUCTURE

There are four (4) Founders who are also current shareholders. The Founders are active in the business and are officers and/or directors of the Company.

<p align="center">TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND
CERTAIN CONTROL PERSONS AND DIRECTOR INDEPENDENCE</p>

Transactions with Related Persons

Other than the issuance of 20,000,000 shares of common stock to our Founders, we do not have any transactions with related persons to report.

The following table sets forth the numbers and percentages of our outstanding voting securities as of June 4, 2018 (as qualified in the footnotes thereto) by:

- each person known to the Company to be the beneficial owner of more than 10% of any class of the Company's outstanding voting securities;

- each of the Company's directors;

- each of the Company's executive officers; and

- all of the Company's directors and executive officers as a group.

The Company's voting securities consist of Common Stock and Preferred Stock. Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this Offering Statement. For purposes of computing the percentage of the Company's outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this Offering Statement are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated below, the business address of each person or entity listed is c/o Item Banc, Inc., 201 Main Street, Number B, Hardeeville, South Carolina 22927.

<p align="center">CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE</p>

We have had no changes in or disagreements with any independent registered public accountant. As mentioned elsewhere herein, our financial statements have not been reviewed by an independent registered public accountant.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Statement as having prepared or certified any part of this Offering Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Law Offices of Mark T. Thatcher, Esq. will pass on the validity of the common stock being offered pursuant to this Offering Statement.

DESCRIPTION OF CAPITAL STOCK

Our Articles of Incorporation provides that we may issue up to 50,000,000 shares of common stock, $0.0001 par value per share, referred to as common stock, and 10,000,000 shares of preferred stock, $0.0001 par value per share, including up to 5,000,000 shares of Convertible SAFTS. As of the date of this Offering Statement, there are 30,000,000 Outstanding shares of common stock. Upon completion of the maximum offering, _____ shares of our common stock will be issued and outstanding, and _____ shares of Convertible SAFTS will be issued and outstanding.

Under South Carolina law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and non-assessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our Articles of Incorporation. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our Articles of Incorporation restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Under South Carolina law, a South Carolina corporation generally cannot dissolve, amend its Articles of Incorporation, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. Our Articles of Incorporation provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters. South Carolina law also permits a South Carolina corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Our Articles of Incorporation authorizes our board of directors to classify any unissued shares of preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by South Carolina law and by our Articles of Incorporation to set, subject to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, none of the authorized 250,000 shares of Series A Convertible Preferred Stock are outstanding and we have no present plans to issue any additional shares of preferred stock. Holders of the Series A Convertible Preferred Stock has the same voting and liquidation rights as the common stock on an as-converted basis. Each share of Series A Convertible Preferred Stock is convertible into 2,500 shares of common stock.

General

Common Stock:	50,000,000
Preferred Stock:	10,000,000

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 60,000,000, of which 50,000,000 shall be common stock, par value of $0.0001 per share (the "Common Stock"), and 10,000,000 shall be preferred stock, par value of $0.0001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

LIMITATION OF DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i) for any breach of the director's duty of loyalty to the Corporation or to its shareholders,

(ii) (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) (iii) for acts specified under Section 7-108-403 of the South Carolina Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the South Carolina Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the South Carolina Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

MEETINGS OF SHAREHOLDERS

Meetings of shareholders shall be held at such time and place as provided in the bylaws of the Corporation. At all meetings of the shareholders, one-third of all votes entitled to be cast at the meeting shall constitute a quorum.

NO CUMULATIVE VOTING

There shall be no cumulative voting for the election of directors.

ACTION BY SHAREHOLDERS

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by the shareholders having the minimum number of votes necessary to authorize or take such action at a meeting at which all of the SAFTS entitled to vote thereon were present and voted.

ITEM BANC, INC. (the "Corporation"), a corporation organized and existing under the South Carolina Business Corporation Act (the "SCCA"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board") by its Articles of Incorporation and pursuant to the provisions of the SCCA, effective as of June 4, 2018, the Board duly adopted the following resolution providing for the authorization of 5,000,000 SAFTs of the Corporation's common Stock (the "SAFT Stock"):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation's Articles of Incorporation, the Board hereby establishes from the Corporation's authorized class of common stock a new series to be known as "Convertible SAFT Stock," consisting of 10,000,000 SAFTs, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Convertible SAFT Stock of the Corporation to be as follows:

1. **Designation and Amount.** Of the 50,000,000 shares of Company's authorized Common Stock, $0.0001 par value per share, 5,000,000 are designated as "Convertible SAFT Stock," with the rights and preferences set forth below.

2. **Voting Rights.** Each holder of SAFTs of SAFT Stock shall be entitled to the number of votes equal to the number of SAFTs of Common Stock into which such SAFTs of SAFT Stock could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Except as otherwise provided herein or as required by law, the SAFT Stock shall vote together with the Common Stock at any annual or special meeting of the shareholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

3. **Dividends.**

(a) 8% Dividend. The holders of the SAFT Stock shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available for such purpose, dividends of 8% per annum of the Original Purchase Price (the "SAFT Dividend"). Such dividends shall be non-cumulative, and in preference to the holders of Common Stock.

(b) Common Stock Dividends. In the event any dividends are paid or set aside on any share of Common Stock, the corporation shall simultaneously pay or set aside an additional dividend on all outstanding SAFTs of SAFT Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of common Stock.

(c) Other Dividends. The holders of the SAFT Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such other dividends as may be declared from time to time by the Board of Directors.

4. **Liquidation Rights.** The SAFT Stock shall have liquidation preference over the Corporation's Common Stock. Accordingly, upon any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the SAFT Stock shall receive preference over the holders of the Common Stock and holders of SAFTs of capital stock that rank junior to the SAFT Stock. Holders of the SAFT Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of SAFT Stock an amount equal to $4.00 per share of the SAFT Stock (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) plus any declared but unpaid dividends (the "SAFT Liquidation Preference") before any distribution or payment shall be made to the holders of any Common Stock, equity equivalent securities of the Corporation that rank *pari passu* with the Common Stock or any SAFTs of stock capital stock that rank junior to the SAFT Stock. If the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets shall be distributed to the SAFT holders, pro rata in accordance with the respective amounts that would be payable on such SAFTs if all amounts payable thereon were paid in full. After payment of the SAFT Liquidation Preference to the holders of the SAFT Stock, any remaining proceeds thereafter shall be distributed ratably to holders of the Common Stock, and the SAFT Stock shall not participate in distributions to holders of Common Stock. The Corporation shall provide 10 days' notice to SAFT holders prior to the record date for any Deemed Liquidation Event to allow the holders to convert and therefore participate as Common Shareholders in lieu of participating as SAFT holders.

For the purpose of this Certificate of Designation, a "Deemed Liquidation Event" means each of the following events:

(A) a sale, lease or other disposition of all or substantially all of the assets (including goodwill and intangible assets) of the Corporation and, if any, its subsidiaries on a consolidated basis;
(B) any consolidation or merger of the Corporation with or into any other person that is not a shareholder, an affiliate of a shareholder, or an affiliate of the Company, or
(C) any other Corporation reorganization, in which the shareholders immediately prior to such consolidation, merger or reorganization own equity SAFTs of the entity surviving such merger, consolidation or reorganization representing less than 50% of the combined voting power or economic SAFTs of the outstanding securities of such entity immediately after such consolidation, merger or reorganization.

5. **Conversion Rights.** The holders of the SAFT Stock shall have the following rights with respect to the conversion of the SAFT Stock into SAFTs of Common Stock:

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any SAFTs of SAFT Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable SAFTs of Common Stock. The number of SAFTs of Common Stock to which a holder of SAFT Stock shall be entitled upon conversion (the "Conversion Ratio") shall be determined by dividing (x) the Original Purchase Price by (y) the Conversion Price in effect at the close of business on the conversion date.
(b) Conversion Price. The Conversion Price for the SAFT Stock shall initially be the Original Purchase Price,

subject to adjustment pursuant to this Section 5 (the "Conversion Price").

(c) <u>Automatic Conversion</u>. Each share of SAFT Stock shall automatically convert at the then current Conversion Ratio into fully paid non-assessable SAFTs of Corporation Common Stock, (i) immediately upon the written consent of holders of a majority of the issued and outstanding SAFT or (ii) immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of SAFTs of Common Stock of the Corporation at a per share price not less than five times the Original Purchase Price (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) per share and for a total offering of not less than $20 million (before deduction of underwriters commissions and expenses) (a "Qualified IPO").

(d) <u>Mechanics of Conversion</u>. No fractional SAFTs of Common Stock shall be issued upon the conversion of the SAFT Stock. If the number of SAFTs to be issued to the holders of the SAFT Stock is not a whole number, then the number of the SAFTs shall be rounded up to the nearest whole number. Before any holder of SAFT Stock shall be entitled to convert the same into full SAFTs of Common Stock, and to receive certificates therefor, he shall either (xx) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or (yy) notify the Corporation that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an automatic conversion event (being that set forth in Section 5(c) hereof), the outstanding SAFTs of SAFT Stock shall be converted automatically without any further action by the holders of such SAFTs and whether or not the certificates representing such SAFTs are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the SAFTs of Common Stock issuable upon such automatic conversion event unless either the certificates evidencing such SAFTs of SAFT Stock are delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an automatic conversion event, each holder of record of SAFTs of SAFT Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such SAFTs of SAFT Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of SAFTs of SAFT Stock, or that the certificates evidencing such SAFTs of Common Stock shall not then be actually delivered to such holder.

(e) <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the outstanding SAFTs of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of SAFTs of Common Stock, the Conversion Price of the SAFT Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding SAFTs of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of SAFTs of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) <u>Certificate of Adjustment</u>. In each case of an adjustment or readjustment of the conversion Price for the number of SAFTs of Common Stock or other securities issuable upon conversion of the SAFT Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation's Chief Financial Officer (or other proper officer) shall notify each registered holder of the SAFT Stock. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(g) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued SAFTs of Common Stock, solely for the purpose of effecting the conversion of the SAFTs of the SAFT Stock, such number of its SAFTs of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding SAFTs of SAFT Stock, and if at any time the number of authorized but unissued SAFTs of Common Stock shall not be sufficient to effect the conversion of all then outstanding SAFTs of SAFT Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued SAFTs of Common Stock to such number of SAFTs as shall be sufficient for such purpose.

6. **SAFT Protective Provisions.** Except as otherwise required by law, at any time when at least 5,000,000 SAFTs of Convertible SAFT Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible SAFT Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding SAFTs of Convertible SAFT Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i)   Except for filing a Certificate of Designation to create or issue any new class or series of SAFTs having rights, preferences or privileges junior to the Convertible SAFT, amend, alter, waive or repeal any provision of the Articles of Incorporation of the Corporation, including this Certificate of Designation of the Convertible SAFT Stock;

(ii)   increase or decrease the authorized number of SAFTs of Preferred Stock of the Corporation;

(iii)   create or issue any new class or series of SAFTs having rights, preferences or privileges senior to or on parity with the Convertible SAFT;

(iv)   repurchase or redeem any SAFTs of the Common Stock of the Corporation other than (i) the repurchase or redemption from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or other relationship, (ii) the repurchase of SAFTs of Common Stock of the Corporation pursuant to that certain Shareholders Agreement between the Corporation and certain founders dated June 4, 2018, and (iii) the repurchase of SAFTs of Common Stock of the Corporation pursuant to that certain SAFT Holders Agreement of an even date herewith;

(v)   liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect a Deemed Liquidation Event of the Corporation;

(vi)   effect a reclassification, reorganization or recapitalization of the outstanding capital stock of the Company; or

(vii)   pay or declare any dividend or make any distribution on, any SAFTs of capital stock of the Corporation other than (i) dividends or distributions on the Convertible SAFT Stock as expressly authorized herein or (ii) dividends or other distributions payable on the Common Stock solely in the form of additional SAFTs of Common Stock.

7. **Reissuance of Stock.** Any SAFTs of Convertible SAFT Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired and eliminated from the SAFTs of SAFT Stock that the Corporation shall be authorized to issue. All such SAFTs shall upon their cancellation become authorized but unissued SAFTs of Preferred Stock and may be reissued as part of a new series of Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation.

8. **Severability.** If any right, preference or limitation of the SAFT Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9. **Amendment and Waiver.** This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Convertible SAFT Stock so as to affect them materially and adversely without the consent of a majority of the outstanding SAFTs of Convertible SAFT Stock. Any amendment, modification or waiver of any of the terms or provisions of the Convertible SAFT Stock shall be binding upon all holders of Convertible SAFT Stock.

10. **Notices.** Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by email, on the next business day; (iii) five days after having been sent by U.S. mail; or (iv) one day after deposit with a recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices to the Corporation shall be addressed to the Corporation's President at the Corporation's principal place of business on file with the Secretary of State of the State of South Carolina. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

* * * * *

Transfer Agent and Registrar

Our transfer agent and registrar for our shares of common stock is Action Stock Transfer Corporation, its address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no active public market for our common stock. We can provide no assurance as to: (1) the likelihood that an active market for our shares of common stock will develop; (2) the liquidity of any such market; (3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units in our operating partnership tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to the Market for Our Common Stock". For a description of certain restrictions on transfers of our shares of common stock held by our stockholders, see "Description of Capital Stock."

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. "Restricted securities" include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least twelve months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than 1% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately 2,500,000 shares immediately after this offering.

IBE SAFTS

The Company is offering up to $20,000,000 of IBE SAFTS ("**SAFTS**") at an offering price of $4.00 per SAFT in this offering and the Combined Offering.

Each SAFT will initially entitle the holder to receive, if and when issued, one IBE Token. The SAFTS may be exchanged for IBE Tokens at any time after the genesis offering is completed. The SAFTS will expire, if not previously exchanged, five (5) years from the date of the initial closing of this Offering. Commencing 12 months after the date of the initial closing, the SAFTS will upon election by us, be automatically converted into shares of our Common Stock. Assuming the sale of the Maximum Amount of SAFTS, the number of shares of Common Stock to be issued upon exchange of all outstanding SAFTS shall equal up to 35% of our total issued and outstanding Common Stock on a fully diluted basis following such election by us and conversion. If less than the Maximum Amount of SAFTS are sold, then the number of shares of our Common Stock issuable upon conversion will be ratably reduced.

After the IBE genesis offering, holders of SAFTS desiring to exchange their SAFTS for IBE Tokens may do so by delivering to a duly executed exchange notice to us.

<u>Redemption</u>

Each SAFT shall be subject to mandatory redemption by us after the closing of the Genesis Offering of the IBE Tokens, upon twenty (20) days prior written notice.

<u>Restrictions on Transfer</u>

SAFTS will be subject to the limitations of Rule 144, other than the holding period requirement. In addition, various State Blue Sky laws may restrict transfer of SAFTS until such time we have qualified the SAFTS for secondary trading.

<u>Ability to Void a Sale of SAFTS</u>

We have the right to void a sale of SAFTS in the Offering and compel an investor to return them to us, if we have reason to believe that such investor acquired the SAFTS as a result of a misrepresentation, including with respect to such shareholder's representation that it is a "qualified purchaser" or an "accredited investor" as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the investor or the sale to the investor is otherwise in breach of the requirements set forth in our certificate of incorporation, as amended, or bylaws, copies of which are exhibits to the Offering Statement in which this Offering Statement has been filed with the SEC.

<u>Rights as a Stockholder</u>

Except as otherwise provided in the SAFTS or by virtue of such holder's ownership of shares of Common Stock, the holder of a SAFT does not have the rights or privileges of a holder of Common Stock, including any voting rights.

<u>Governing Law</u>

The SAFTS are governed by and construed in accordance with the laws of the State of South Carolina.

The foregoing is a brief summary of certain terms and conditions of the SAFTS to be issued in connection with this Offering and are subject in all respects to the provisions contained in the SAFTS. See "Plan of Distribution" for additional information about Agent SAFTS to be issued to any Selling Agents in connection with this Offering.

Common Stock

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.001 per share (the "**Preferred Stock**"). Our board of directors is authorized by the Company's certificate of incorporation to establish such classes or series of Preferred Stock, issue shares of each such class or series and fix the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each such class or series, without any vote or other action by any holders of any of the Company's Common Stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the state of South Carolina or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

<u>Voting Rights</u>

Holders of Common Stock will have one vote per share and may vote to elect our board of directors and on matters of corporate policy.

<u>Dividend Rights</u>

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any Preferred Stock. We have not issued any dividends in the past and we have no plans to issue any dividends in the future.

<u>Liquidation Rights</u>

Subject to and qualified by the rights of the holders of shares of any other class or series of our Preferred Stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and after the holders of shares of any other class or series of the Company's Preferred Stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to shareholders, ratably in proportion to the number of shares of Common Stock held by them.

The foregoing is a summary of the rights and limitations of the Common Stock provided for in the Company's certificate of incorporation, as amended and restated from time to time. For more detailed information, please see the Company's certificate of incorporation, as amended, and bylaws, copies of which are exhibits to the Offering Statement of which this Offering Statement forms a part, which Offering Statement has been filed with the SEC.

IBE Tokens

For a discussion of the proposed terms relating to the IBE Tokens, which have yet to be formed, please see the description of the IBE Tokens under the Section of this Offering Statement entitled, IBE Tokens on page 38.

NOTICE TO PURCHASERS

This Offering has not been registered or qualified under the securities laws of any jurisdiction anywhere in the world. The SAFTs and the Tokens, if issued, are being offered and sold only in jurisdictions where such registration or qualification is not required, including pursuant to applicable exemptions that generally limit the purchasers who are eligible to purchase the SAFTs and the Tokens, if issued, and that restrict the Securities' resale. **Holders of the SAFTs may never offer, sell, assign, transfer, pledge, encumber or otherwise dispose of the SAFTs. The Tokens may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of except as permitted under applicable securities laws and the additional restrictions imposed on the Tokens hereunder. In addition, Token holders will not be able to transfer their Tokens until the Company designates or creates a Designated Exchange or notifies Token holders that peer-to-peer transfers will be permitted and provides holders with the requirements and conditions to effect peer-to-peer transfers.** Furthermore, there can be no assurance that any Designated Exchange will be chosen or created or that all Token holders will have access to a Designated Exchange or that peer-to-peer transfers will ever be permitted.

Digital Notices

The Tokens are digital instruments and, as such, will not contain legends. However, purchasers (including secondary purchasers) of Tokens will be required to be presented with the information required to be provided to such holders pursuant to and in the manner contemplated by Section of the South Carolina Model Business Corporation Act regarding, among other things, restrictions on transfer of the Tokens, including the legend set forth in paragraph 9 above, and, at a minimum, must affirmatively signal their understanding of the information and provide the Company with certain representations on their investor status and location. The Token Terms and Conditions will be presented at that time as well.

SELLING RESTRICTIONS

No action may be taken in any jurisdiction that would permit a public offering of the Securities or the possession, circulation or distribution of this Memorandum in any jurisdiction where action for that purpose is required. Accordingly, the Tokens may not be offered or sold, directly or indirectly, and neither this Memorandum nor any other offering material or advertisements in connection with the Tokens may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Purchasers in Australia

Neither this Memorandum, nor any other disclosure document in relation to the Securities, has been, will be, or needs to be, lodged with the Australian Securities & Investments Commission. This Memorandum is not a product disclosure statement under Division 2 of Part 7.9 of the Corporations Act 2001 (CTH) (the "Australia Act") nor is it a prospectus under Chapter 6D of the Australia Act, and the Securities have not been, and will not be, registered as a managed investment scheme under the Australia Act.

An offer of the Securities is made in Australia only to "wholesale clients" as defined by the Australia Act ("Wholesale Clients") and can only be accepted by a recipient if they are a Wholesale Client.

No Securities will be issued or arranged to be issued, and no recommendations to acquire Securities will be made, which would require the provision of a product disclosure statement under Division 2 of Part 7.9 of the Australia Act or the provision of a financial services guide or a statement of advice under Division 2 or 3 of Part 7.7 of the Australia Act.

Neither this Memorandum, the offer contained herein nor any other disclosure document in relation to the Securities can be partially or wholly distributed, published, reproduced, transmitted or otherwise made available or disclosed by recipients to any other person in Australia.

Notice to Prospective Purchasers in the European Economic Area

In relation to each Member State of the European Economic Area (each a "Member State"), which has implemented the Prospectus Directive, the Company has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the Securities to the public in a Member State, except that it may, with effect from and including such date, make an offer of Securities in a Member State at any time under the following exemptions as provided by the Prospectus Directive:

(a)   to legal entities which are qualified investors, as defined in the Prospectus Directive;

(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive;

(c)   in any other circumstances falling within the scope of Article 3(2) of the Prospectus Directive.

For the purposes of the above, (i) the expression an "offer of the Securities to the public" in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the Offering and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and (ii) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in each Member State.

Notice to Purchasers in France

The Offering is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*) and/or (ii) qualified investors (*investisseurs qualifiés*) acting for their own account (other than individuals), and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 and D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code Monétaire et Financier*, are eligible to participate in the Offering. Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be submitted for clearance to or approved by the *Autorité des marchés financiers*. The direct or indirect distribution to the public in France of any so acquired Securities may be made only as provided by Articles L.411-1, L.411-2, L. 412-1 and L.621-8 to L.621-8-3 of the French *Code Monétaire et financier* and applicable regulations thereunder.

This Memorandum, and any related document or material, shall not be considered, nor construed, as any form of financial investment advice, solicitation or advertisement.

Notice to Prospective Purchasers in Hong Kong

The Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made thereunder, or in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the publicwithin the meaning of the Companies Ordinance (Cap. 622) of Hong Kong.

No person has issued or had in its possession for the purposes of issue, or will issue or have in its possession of the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospect Investors in Israel

This Memorandum does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this Memorandum is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders' equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, the Company may distribute and direct this Memorandum in Israel, at its sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Purchasers in Singapore

Each investor has acknowledged that this Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the "MAS"). Accordingly, this Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA")) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units, as the case may be, pursuant to an offer made under Section 275 of the SFA except:

(1)   to an institutional investor pursuant to Section 274 of the SFA or to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)   where no consideration is or will be given for the transfer;

(3)   where the transfer is by operation of law;

(4)   as specified in Section 276(7) of the SFA; and/or

(5)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

By accepting receipt of this Memorandum, any person in Singapore represents and SAFTS that he is entitled to receive such Memorandum in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein.

Notice to Prospective Purchasers in The Netherlands

The Securities may not be offered or sold in The Netherlands to any persons other than qualified investors within the meaning of the Prospectus Directive. For purposes of the above, the expression "Prospectus Directive" shall have the meaning given to it in the paragraph "Notice to Prospective Purchasers in the European Economic Area" above.

Notice to Prospective Purchasers in the United Kingdom

With respect to offers and sales of the Securities that are the subject of this Memorandum, offers or sales of any of such Securities to persons in the United Kingdom are prohibited in circumstances which have resulted in or will result in such Securities being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended) (the "FSMA") and all applicable provisions of the FSMA must be complied with, with respect to anything done in relation to such Securities in, from or otherwise involving the United Kingdom.

To the extent this Memorandum is distributed in the United Kingdom, it will only be distributed to and directed at: (i) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "FPO"); (ii) high net worth entities and other persons to whom it may otherwise lawfully be communicated falling within Article 49 of the FPO; (iii) certified sophisticated investors falling within Article 50 of the FPO; or (iv) other persons to whom it may lawfully be directed under an exemption contained in the FPO (the persons specified in (i), (ii), (iii) and (iv) above are, together, referred to as "relevant persons"). Persons who are not relevant persons must not act on or rely on this Memorandum or any of its contents. Any investment or investment activity to which this Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons. Relevant persons in receipt of this Memorandum must not distribute, publish, reproduce, or disclose this Memorandum (in whole or in part) to any person who is not a relevant person.

In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received in connection with the issue or sale of such Securities will only be communicated, or be caused to be communicated, in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Token Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Tokens and SAFTs. This summary is based on the Internal Revenue Code of 1986, as amended (the "***Code***"), existing and proposed Treasury Regulations thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this Memorandum and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is addressed only to beneficial owners of the Tokens and SAFTs that purchase them for cash on original issuance, and to beneficial owners that hold the Tokens or SAFTs as "capital assets" within the meaning of Section 1221 of the Code.

This discussion does not address all of the tax considerations that may be relevant to a purchaser of Tokens or SAFTs in light of its particular circumstances or to purchasers that are subject to special rules, such as: banks and other financial institutions; insurance companies; real estate investment trusts and regulated investment companies; tax-exempt organizations; pension funds and retirement plans; brokers and dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of tax accounting; persons that own the Tokens or SAFTs as a position in a hedging transaction; persons that own the Tokens or SAFTs as part of a "straddle," "conversion" or other integrated transaction for tax purposes; or U.S. Holders (as defined below) whose "functional currency" for tax purposes is not the United States dollar.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of a Token or SAFT that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a United States person. As used in this discussion, the term "non-U.S. Holder" means a beneficial owner of Notes or SAFTs (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of the Notes or SAFTs.

Characterization of the Tokens and SAFTs

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as either the Tokens or the SAFTs. Thus, the characterization of these instruments is uncertain. It should be expected that the Internal Revenue Service ("***IRS***") or a court would determine this characterization based on a consideration and weighing of the characteristics of these instruments. Except for purposes of withholding on payments to non-US persons discussed below, the Company intends to treat the Tokens as equity in the Company analogous to preferred stock and to treat the SAFTs as a forward contract arrangement to purchase the Tokens on the terms provided. Other characterizations of each of the Tokens and SAFTs are possible, some of which are discussed briefly below, which may have less favorable US federal income tax consequences for investors. Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the Tokens and SAFTs and the consequences to them of the various alternative characterizations.

Characteristics of Tokens.

As noted, the Company intends generally to treat the Tokens as preferred equity in the Company. Among the characteristics of the Tokens that support equity treatment are their treatment as a type of stock under South Carolina law, their rights to dividends and their rights to participate in proceeds if the Company is liquidated. Among the characteristics of the Tokens that are less supportive is the non-traditional form of the Tokens.

Characteristics of SAFTs.

As noted, the Company intends generally to treat the SAFTs as a forward contract to purchase the Tokens and thus a prepaid forward contract to purchase equity of the Company. Among the characteristics of the SAFTs that support such treatment are their terms providing for purchase of Tokens on fixed terms for a fixed price during each of the Pre-Sale Period and the Subsequent Sale Period, as well as the lack of participation of the SAFTs in dividends and liquidation proceeds. The SAFTs, however, may remain outstanding indefinitely if Tokens are not issued (unless the SAFTS are redeemed by the Company), which is not a usual feature of a prepaid forward contract.

The following is a description of the US federal income consequences of holders that would obtain if the Company's characterization of the Tokens as preferred equity and the SAFTs as prepaid forward contracts prevails. Other characterizations are possible, as explained in more detail below, and these could have less favorable US federal income tax consequences for holders.

US Holders

Tax Treatment of

Tokens *Dividends*

For US federal income tax purposes, the gross amount of any cash Dividends paid to US Holders will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under US federal income tax principles). Dividends paid by the Company may be eligible for the dividends-received deduction generally allowed to corporate US Holders.

To the extent that an amount received by a US Holder exceeds the allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such US Holder's tax basis in its Tokens and then, to the extent it exceeds the US Holder's tax basis, it will constitute capital gain from a deemed sale or exchange of such Tokens (see "Gain or Loss upon Sale or Other Disposition of Tokens or Shares", below).

The amount of any distribution paid in property other than cash, including Bitcoin, Ether or additional Tokens (defined as a "PIK Dividend") will equal the dollar value of the property so distributed, calculated as of the date the dividend is received by a US Holder, and will otherwise be subject to the above rules.

Tax Treatment of SAFTs

The treatment of the SAFTs as a prepaid forward contract generally means that a US Holder would have has no tax consequences upon acquiring the SAFT. Upon receipt of the Tokens, the US Holder would be treated as purchasing the Tokens for its original purchase price for the SAFTs plus the price paid for the Tokens, and the holder's initial tax basis in the Tokens would be the sum of these amounts.

In the event no Tokens are issued, it is not clear whether a US Holder would be able to claim a loss with respect to its investment in the SAFTs, unless the Company redeems the SAFTs or the US Holder otherwise disposes of them.

Gain or Loss upon Sale or Other Disposition of Tokens or SAFTs

In general, a US Holder that sells, exchanges or otherwise disposes of its Tokens or SAFTs (including by redemption) will recognize capital gain or loss in an amount equal to the amount realized for the Tokens and the US

Holder's tax basis in the Tokens or SAFTs disposed of. For non-corporate US Holders, including individuals, any capital gain generally will be subject to US federal income tax at preferential rates (currently a maximum of 20%) if the US Holder's holding period for the Tokens or SAFTs exceeds one year. The deductibility of capital losses is subject to significant limitations.

Medicare Tax

Certain US Holders who are individuals, estates or trusts are required to pay a Medicare tax of 3.8% (in addition to taxes they would otherwise be subject to) on their "net investment income" which would include, among other things, dividends and capital gains from the Tokens and capital gains from the SAFTs.

Alternative Characterizations

Each of the Tokens and the SAFTs are subject to possible characterizations for US federal income tax purposes different from those described above. The Tokens could be viewed as a type of "phantom" or derivative stock right that is not itself equity in the Company. Less likely, the Tokens might be characterized as debt of the Company. The SAFTs could be viewed as agreements for the present sale stock of the Tokens on a "when issued" basis, or, alternatively, as options to buy the Tokens or, less likely, some type of non-stock right. US Holders should be aware that several of these characterizations could be disadvantageous for the holder's US federal income tax treatment, including the timing and characterization of the holder's income.

Holders should also be aware that the IRS has issued guidance, Notice 2014-21, regarding the treatment of "virtual currencies" such as Bitcoin. The Company believes that the Tokens have important difference from a virtual currency, chiefly thatthey cannot generally be used as a medium of exchange for goods or services and will be traded, if at all, only in the broker/dealer arrangements described herein.

US Holders are strongly encouraged to consult their US tax advisors regarding the US federal income tax characterization of the Tokens and SAFTS and the consequences of these alternative characterizations.

Non-US Holders

Dividends on Tokens

As for US Holders above, Dividends on Tokens to non-US Holders will constitute dividends for US federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent Dividends exceed both current and our accumulated earnings and profits, they will be treated as a return of capital and first will reduce the holder's basis in the Tokens, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in "— Gain on Sale or Other Taxable Disposition of Tokens and SAFTs."

Any dividend paid to a non-US Holder will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividend, except to the extent that the dividends are "effectively connected" dividends, as described below. The Company and its paying and withholding agents generally will not apply lower rates of withholding that would be applicable to dividends under an applicable income tax treaty, unless they judge that such lower rate would also be available for each of the alternative characterizations of the transaction. *See* "US Holders—Alternative Characterizations", above. In order to be eligible for a reduced treaty rate, a non-US Holder must provide the Company with a properly completed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-US Holder holds stock through a financial institution or other agent acting on its behalf, the holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If, after consulting with its tax advisors, a non-US Holder believes it is eligible for a reduced rate of withholding tax pursuant to an income tax treaty that was not applied to the Dividend, such US Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

The above rules fully apply to PIK Dividends. For PIK Dividends, the amount withheld will be based on the fair market value of the PIK Dividend, and the PIK Dividend amount will be reduced accordingly. The Company may also withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. Again, a non-US Holder may file a claim for refund with the IRS if it believes an excess amount has been withheld.

Dividends and PIK Dividends that are effectively connected with the conduct of a US trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained in the United States) are exempt from such withholding tax. In order to obtain this exemption, a non-US Holder must provide an IRS Form W-8ECI (or other successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to US federal withholding tax, are generally taxed at the same graduated rates applicable to US persons, net of certain deductions and credits. In addition, in the case of a corporate non-US Holder, dividends received that are effectively connected with the conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

<u>Gain on Sale or Other Disposition of Tokens and SAFTs</u>

A non-US Holder generally will not be required to pay US federal income tax on any gain realized upon the sale or other taxable disposition of Tokens or SAFTs unless (1) the gain is effectively connected with the conduct of a US trade or business by the non-U.S. Holder (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained in the United States), (2) the non-US Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, or (3) the Tokens constitute a US real property interest by reason of our status as a "United States real property holding corporation" for US federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-US Holder's holding period for theTokens.

In general, the Company would be a USRPHC if its "US real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus its other assets used or held in a trade or business. The Company believes that it is not currently and (based upon its projections as to its business) will not become a USRPHC. However, because the USRPHC determination depends on the fair market value of the Company's US real property relative to the fair market value of our other business assets, there can be no assurance that the Company will not become a USRPHC in the future.

A non-US Holder described in (1) above will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates generally applicable to US persons, and corporate non-US Holders described in (1) above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-US Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses for that year (even though the non-US Holder is not considered a resident of the United States), provided that the non-US Holder has timely filed US federal income tax returns with respect to such losses. A non-US Holder should seek advice on any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Tax

Distributions made to holders and proceeds paid from the sale, exchange, redemption or disposal of Tokens or SAFTs may be subject to information reporting to the IRS. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the United States or through a US-related financial intermediary to establish that it is an exempt recipient. Backup withholding is not an additional tax; amounts withheld as backup withholding may be credited against a holder's US federal income tax liability.

THE US FEDERAL INCOME TAX TREATMENT OF THE TOKENS AND SAFTS IS NOT CLEAR AND THE FOREGOING DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES, NOR DOES SUCH DISCUSSION ADDRESS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX LAWS OR OF ANY US FEDERAL TAX LAWS OTHER THAN THE INCOME TAX LAWS. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE US FEDERAL INCOME TAX CHARACTERIZATION OF THE TOKENS AND SAFTS, AS WELL AS THE OTHER TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES IN THEIR OWN PARTICULAR CIRCUMSTANCES.

U.S. Tax Considerations

The following summary of the Federal income tax consequences to SAFT Holders is based upon the Code, the regulations and rulings promulgated thereunder and judicial decisions, any of which are subject to change with prospective or retroactive application. A description of all of the aspects of Federal, state and local tax laws that may affect the tax consequences of investing in the Company is beyond the scope of this Memorandum. The Board has not, did not seek, nor receive an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") concerning any aspect of the Company. Therefore, a potential investor should seek advice from its own tax counsel.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Code prohibit, among other things, certain transactions that involve: (i) certain pension, profit-sharing, employee benefit or retirement plans or individual retirement accounts, including any entity that is deemed to hold the assets of such plans or accounts, (as discussed below, each, a "Plan") and (ii) any person who is a "party in interest" or "disqualified person" with respect to a Plan. Consequently, the fiduciary of a Plan contemplating an investment in the SAFTS should consider whether the Company, the Company, any other person associated with the issuance of the SAFTS, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, Department of Labor regulations provide that, subject to certain exceptions, the underlying assets of an entity in which a Plan holds an equity interest may be considered assets of an investing Plan, in which event, the underlying assets of such entity (and trans- actions involving such assets) would also be subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code. The Company intends to qualify for one or more of the exceptions available under such regulations and thereby prevent the underlying assets of the Company from being considered assets of any investing Plan.

The following is a summary discussion of certain considerations associated with an investment in the Company by an "employee benefit plan" as defined in and subject to Title I of ERISA, or by a "plan" as defined in and subject to Section 4975 of the Code, including tax-qualified retirement plans described in Section 401(a) of the Code, tax-qualified annuity plans described in Section 403(b) of the Code and individual retirement ac- counts or individual retirement annuities described in Section 408 of the Code. Each such "employee benefit plan" under ERISA and each such "plan" under Section 4975 is hereinafter referred to as a "Plan," and, as an investor in the Company, an "ERISA Partner." Employee benefit plans that are "governmental plans" (as defined in Section 3(32) of ERISA) and certain "church plans" (as defined in Section 3(33) of ERISA) are not subject to ERISA or to Section 4975 of the Code but may be subject to other laws that impose restrictions on their investments.

This discussion is necessarily general and does not address all aspects of issues that may arise under ERISA or the Code. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the considerations set forth in this discussion.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan (including entities whose underlying assets include "plan assets" under the Plan Assets Regulation, as defined below), or who renders investment advice to the Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan.

Before purchasing SAFTS with the assets of a Plan, a fiduciary of any Plan subject to ERISA should con- sider, among other things, particularly in light of the risks and lack of liquidity inherent in an investment in the Company: (i) whether investment in the Company satisfies the prudence, diversification and liquidity requirements of ERISA; and (ii) whether the investment is in accordance with the Plan's investment policies and governing documents and is otherwise an appropriate investment. A fiduciary of any Plan should also consider whether the purchase or ownership of SAFTS would constitute or give rise to a prohibited transaction under ERISA or the Code (as discussed below). A fiduciary can be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties.

Prohibited Transactions

Certain provisions of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" under ERISA and "disqualified persons" under Section 4975 of the Code).

The Company or other entities involved in this offering of SAFTS, or their respective affiliates, may be a fiduciary, a "party in interest" or a "disqualified person" with respect to Plans that purchase, or whose as- sets are used to purchase, SAFTS. Absent an available prohibited transaction exemption, the fiduciaries of a Plan should not purchase SAFTS with the assets of any Plan if the Company or any affiliate thereof is a fiduciary with respect to such assets of the Plan unless such fiduciaries of such Plan have otherwise concluded that no prohibited transactions would arise. Plan fiduciaries should consult their own legal advisors as to whether such purchases could result in liability under ERISA or the Code.

Plan Assets

Prospective Plan investors should also consider whether an investment in SAFTS would cause the under- lying assets of the Company to be deemed to be "plan assets" (as discussed below) with respect to the Plan. If the underlying assets of the Company were deemed to be "plan assets," then, among other results, (i) the prudence and other fiduciary standards of ERISA would apply to investments made by the Company, (ii) certain transactions that the Company might enter into in the ordinary course of business and operation might constitute "prohibited transactions" under ERISA and the Code, (iii) those with discretion over (or who provide investment advice with respect to) the investment or administration of the Company could become Plan fiduciaries and (iv) various reporting and other obligations under Parts 1 and 4 of Subtitle B of ERISA might be expanded. Other possible effects are also further discussed below.

Certain regulations (the "Plan Assets Regulation") promulgated by the United States Department of Labor generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless an exemption or exception applies. Exceptions to this so-called "look-through" rule apply if: (i) equity participation in the entity by "benefit plan investors" is not "significant" or (ii) the entity is an "operating company," in each case as defined in the Plan Assets Regulation. For purposes of the Plan Assets Regulation, an equity interest includes any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Under the Plan Assets Regulation, as modified by Section 3(42) of ERISA, equity participation in an entity is not "significant" if less than 25% of the value of each class of equity interests in the entity is held by Benefit Plan Investors, disregarding equity interests held by persons with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates (within the meaning of Section 2510.3-101(f)(3) of the Plan Assets Regulation) thereof (any such person, a "Controlling Person"). For purposes of this so-called "25% test", "Benefit Plan Investors" include: (i) all Plans (but does not include, for example, governmental plans and foreign employee benefit plans) and (ii) any entity whose underlying assets are deemed for purposes of ERISA or the Code to include "plan assets" by reason of such Plan investment in the entity or otherwise for purposes of Section 3(42) of ERISA. The Plan Assets Regulation defines an "operating company" as "an entity that is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital."

As indicated above, if the assets of the Company or of any underlying entities were to be deemed to be "plan assets," then the prohibited transaction restrictions on the operating and administration of the Company, and the duties, obligations and liabilities of ERISA, as discussed above, could apply to transactions entered into by such entities as though such transactions were directly entered into by Plan investors. If a prohibited transaction occurs for which no exemption is available, the transaction may be subject to rescission, and among other things, the Company and any other fiduciary that has engaged in the prohibited trans- action could be required: (i) to restore to the Plan any profit realized on the transaction; and (ii) to reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified per- son (within the meaning of Section 4975 of the Code) involved could, among other things, be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within required periods, to an additional tax (or fine) of 100%. Plan fiduciaries that decide to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries for actions taken by or on behalf of the Company or the Company. With respect to an IRA that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

The application of ERISA (including the corresponding provisions of the Code and other relevant laws) may be complex and dependent upon the particular facts and circumstances of the Company and of each Plan, and it is the responsibility of the appropriate fiduciary of the Plan to ensure that any investment in the Company by such Plan is consistent with all applicable requirements. Each investor, whether or not subject to ERISA or Section 4975 of the Code, should consult its own legal and other advisors regarding the considerations discussed above and all other relevant ERISA and other considerations before purchasing SAFTS.

Changes in Tax, and Other Laws

Compliance with changes in laws may result in significant unanticipated expenditures. Any changes in laws applicable to the Company's operations can result in significant additional costs and expenses to the Company and/or otherwise materially adversely affect the Company's operations.

Forward-Looking Statements

This Memorandum contains forward-looking statements and descriptions of goals and objectives. Although these forward-looking statements and stated goals and objectives are based upon assumptions and research which the Company believes are reasonable, actual results of operations and achievements may differ materially from the statements, goals and objectives set forth in this Agreement. Prospective investors are cautioned not to place undue reliance on any forward-looking statements or examples included in this Agreement. None the Company or any of their affiliates or principals nor any other individual or entity assumes any obligation to update any forward-looking statements as a result of new information, subsequent events or any other circumstances. Such statements speak only as of the date that they are originally made.

Side Letters

The Company, on behalf of the Company, may from time to time enter into letter agreements or other similar arrangements (collectively, "Side Letters") with one or more Investors that have the effect of establishing rights under, or altering or supplementing the terms of the Company Agreement or any subscription agreement. As a result of such Side Letters, certain Investors may receive additional benefits that other Investors will not receive. The Company on behalf of the Company will not be required to notify any or all of the other Investors of any such Side Letters or any of the rights or terms or provisions thereof, nor will the Company be required to offer such additional or different rights or terms to any or all of the other Investors absent an agreement to do so. The Company, on behalf of the Company, may enter into such

Side Letters with any Investor as the Company may determine in its sole and absolute discretion at any time. The other Investors will have no recourse against the Company or any of its affiliates in the event that certain Investors receive additional or different rights or terms as a result of such Side Letters.

No Independent Counsel

Simmons Associates, Ltd. and other counsel (each, "Counsel") represent the Company and its affiliates from time-to-time in a variety of matters. Counsel does not represent any or all of the Investors in connection with the Company. Counsel represents the Company and its affiliates, including with respect to the Company's role in relation to the Company. It is not anticipated that, in connection with the organization or operation of the Company, the Company would have the Company engage counsel separate from counsel to the Company and its affiliates. Any such counsel would not, however, be acting as counsel for the Investors. Furthermore, in the event a conflict of interest or dispute arises between the Board and the Company or any Investor, it will be accepted that Counsel is counsel to the Board and not counsel to the Company or Investors, notwithstanding the fact that, in certain cases, Counsel's fees are paid through or by the Company (and therefore, in effect, by the Investors).

By acquiring SAFTS in the Company, each Investor will be deemed to have waived any conflict and agreed that Counsel may act for the Company, affiliates of the Company or any or all of them in matters adverse to such Investor and/or the Company.

CERTAIN REGULATORY, TAX AND ERISA CONSIDERATIONS

Securities Act of 1933

The offer and sale of the SAFTS within the United States will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any other securities law, including state securities or blue-sky laws. SAFTS will be offered and sold without registration in reliance upon the Securities Act exemption provided by Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering (and generally will be sold in the United States only to "accredited investors," as defined in Rule 501(a) of Regulation D) and in reliance upon exemptions from registration available under applicable laws of non-U.S. jurisdictions in which the SAFTS are being offered. The SAFTS will be offered and sold outside the United States to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. Each investor in the Company will be required to make customary private placement representations, including that such investor is acquiring a Share for its own account for investment and not with a view for resale or distribution. An investor who purchases SAFTS pursuant to Regulation S will be required to represent that such investor is not a U.S. Person as such term is defined in Rule 902 of Regulation S.

Investment Company Act of 1940

The Company will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act") in reliance upon one or more exclusions or exemptions there- from, including, but not limited to, Section 3(c)(7) of the Investment Company Act. The Company will therefore not be subject to the obligations of a registered investment company and investors in the Company will not receive the protections afforded by the Investment Company Act to investors in a registered investment company. Investors' subscription agreements and the Company Agreement will contain certain representations and restrictions on transfer designed to assure that the conditions for the Company's exclusion or exemption from registration under the Investment Company Act will be met and the Company will not make a public offering of the SAFTS to comply with such conditions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to an investment in the Company. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations issued thereunder and published administrative rulings (including administrative interpretations and practices expressed in private letter rulings which are binding on the Internal Revenue Service (the "IRS") only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as of the date of this Memorandum. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the summary set forth herein, possibly with retroactive effect. This summary addresses only U.S. federal income tax matters and does not address any other U.S. federal, state, local or non-U.S. tax considerations, including, but not limited to U.S. federal estate and gift tax considerations and the Medicare tax on net investment income, except to the extent discussed below. This summary is necessarily general, and the actual tax consequences for each prospective investor of the purchase and ownership of SAFTS in the Company will vary depending upon such investor's particular circumstances.

This summary does not consider the specific tax circumstances of any prospective investor and is not in- tended to be applicable to all categories of investors, including those subject to special tax treatment under the Code, such as banks, thrifts, insurance companies, U.S. expatriates, investors subject to the U.S. federal alternative minimum tax, real estate investment trusts, regulated investment companies, governmental investors, private foundations, charitable remainder trusts, dealers in securities, persons who adopt a mark- to-market method of accounting, or investors who hold their SAFTS as other than capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not discuss the specific tax consequences of any investment that the Company may make. No assurance can be provided that the IRS will not challenge any position set forth in this summary or that the Company may take, or that a court would not sustain any such challenge.

For purposes of this summary, a "U.S. Person" is (i) an individual who is a citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation that is organized in or under the laws of the United States, any state or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (x) is subject to the supervision of a court within the United States and the control of a U.S. Person as described in Section 7701(a)(30) of the Code or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person. A "U.S. Investor" is an Investor that is a U.S. Person.

This summary does not address tax consequences applicable to partners that are partnerships, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, or to persons who are partners in partnerships that own interests in the Company. If a partnership owns a Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns an interest, you should consult your tax advisor with regard to the U.S. federal, state, local and non-U.S. tax consequences to you of such partnership's ownership of a Share.

Each prospective investor is urged to consult his or her tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of SAFTS in the Company.

General Discussion of Tax Effects

COMPLIANCE WITH ANTI-MONEY LAUNDERING

Rules and Regulations

As part of the Company's responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and similar laws in effect in foreign countries and in response to increased regulatory concerns with respect to the sources of funds used in investments and other activities, the Company may request prospective and existing Investors to provide documentation verifying, among other things, such Investor's identity and the source of funds used to purchase such Investor's Share in the Company. The Company may decline to accept a subscription if this information is not provided or on the basis of such information that is provided. Requests for documentation and additional information may be made at any time during which an Investor holds a Share in the Company. The Board may be required to provide this information, or report the failure to comply with such requests, to appropriate governmental authorities, in certain circumstances without notifying the Investors that the information has been provided.

In addition, each Investor will be required to represent and warrant to the Company, among other things, that (a) the proposed investment by such prospective Investor will not directly or indirectly contravene U.S. federal, state, international or other laws or regulations, including the PATRIOT Act, (b) no capital contribution to the Company by such prospective Investor will be derived from any illegal or illegitimate activities; (c) such prospective Investor is not a country, territory, person or entity named on a list promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, nor is such prospective Investor or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC regulations; and (d) such prospective Investor is not otherwise prohibited from investing in the Company pursuant to other applicable U.S. anti-money laundering, anti-terrorist and foreign asset control laws, regulations, rules or orders. Each Investor will be required to promptly notify the Company if any of the foregoing will cease to be true with respect to such Investor.

The Company will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives or special measures. Governmental authorities are continuing to consider appropriate measures to implement at this point and it is unclear what steps the Company may be required to take; however, these steps may include prohibiting an Investor from making further contributions to the Company, depositing distributions to which an Investor would otherwise be entitled into an escrow account or causing the mandatory redemption of an Investor's Share in the Company.

FCPA Considerations

The Company intends to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Company may be adversely affected because of its unwillingness to participate in transactions that present undue risk under such laws or regulations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. Despite the Company's efforts to ensure compliance with the FCPA, such efforts may not in all instances prevent violations. In addition, an issuer, seller or other counterparty with which the Company transacts business, or their affiliates may engage in activities that could result in FCPA violations that implicate the Company. Any determination that the Company has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the Company's business prospects and/or financial position, as well as the Company's ability to achieve its investment objective and/or conduct its operations.

No IRS Rulings

The Company will not seek rulings from the Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax considerations discussed in this Memorandum. Thus, positions to be taken by the IRS as to tax consequences could differ from the positions taken by the Company.

TAX RETURNS AND REPORTING REQUIREMENTS

Investors are urged to consult their tax advisors with regard to applicable U.S. federal, state, local, and non-U.S. reporting requirements resulting from an investment in the Company.

BACKUP WITHHOLDING

Backup withholding of U.S. federal income tax may apply to distributions made by the Company to Investors who fail to provide the Company with certain identifying information (such as the Investor's tax identification number). U.S. Investors may comply with these identification procedures by providing the Company a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

FOREIGN ACCOUNT TAX COMPLIANCE

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (commonly known as "FATCA") generally impose a new reporting regime and potentially a 30% withholding tax with respect to certain U.S. source income (including dividends and interest) and beginning January 1, 2019, proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends and certain other payments. As a general matter, the new rules are designed to require U.S. Persons' direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership.

Investor will be required to provide the Company with any information required in order to comply with FATCA. Under certain circumstances, investors could be subject to reporting obligations under FATCA, and could be subject to the withholding tax described above, to the extent they do not comply with such requirements. In certain circumstances, the Company also may require a non-compliant investor to withdraw from the Company under disadvantageous terms. Prospective investors are urged to consult their tax advisors regarding the consequences of FATCA in connection with an investment in the Company.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect the Company and its investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to the Company or its investors will be changed.

IMPORTANCE OF OBTAINING PROFESSIONAL ADVICE

THE FOREGOING SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Allocation of Company Income and Loss

The Company's Articles and Bylaws provides that the Board will have unilateral authority to amend the provisions of the agreement dealing with allocations of profits and losses for tax purposes, with respect to a tax year ending after the date of any such amendment or for which a Company tax return has not yet been filed, in any manner deemed necessary to comply, with the Code and the regulations-and to promote equitable treatment of the shareholders.

Current Distributions of Common Shares

General

Common Stock:	**50,000,000**
Preferred Stock:	**10,000,000**

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 60,000,000, of which 50,000,000 shall be common stock, par value of $0.0001 per share (the "Common Stock"), and 10,000,000 shall be preferred stock, par value of $0.0001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

<center>* * * * *</center>

Exempt Organizations - Unrelated Business Taxable Income

The following is a brief summary of the Federal income tax consequences of ownership of SAFTS by organizations otherwise exempt from taxation (hereinafter "Exempt Organizations").

An Exempt Organization (including an IRA qualified under Section 408 of the Code and a trust forming part of a Keogh: profit-sharing or pension plan qualified under Section 401 of the Code or an organization described in Section 50 1(c) or Section 50 1(d) of the Code) is not subject to Federal income tax except to the extent that it has "unrelated business taxable income." Unrelated business taxable income includes the gross income derived by an exempt organization from any unrelated trade or business regularly carried on by it or by a partnership of which it is a member. Interest and dividends and gains and losses from the sale, exchange or other disposition of property, unless properly includable in inventory or held primarily for sale in the ordinary course of a trade or business, are excluded from the computation of unrelated business taxable income. In computing the unrelated business taxable income of an Exempt Organization, deductions are allowed for expenses, depreciation and similar items that are directly connected with carrying on the unrelated business. In addition, the Code provides a $ 1,000 annual specific deduction except for computation of net operating losses.

Moreover, under Section 514(a) of the Code, an Exempt Organization will be taxed on its allocable share of any income from the Company to the extent that either the Exempt Organization's investment in the Company, or the Company's investment in the asset from which such income is derived, is debt-financed. Such an investment will be debt-financed if the investment is made with the use of borrowed funds, or if reasonably foreseeable that as a result of such investment future borrowings would be necessary to meet anticipated cash requirements.

EXEMPT ORGANIZATIONS SHOULD CONSIDER CAREFULLY WHETHER AN INVESTMENT IN SAFTS IN THE COMPANY IS AN APPROPRIATE INVESTMENT.

Foreign Shareholders

A SAFT Holder who is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (a "Foreign Person") generally is not subject to taxation by the United States on United States source capital gains from trading in capital assets for a taxable year, provided that such Foreign Person is not engaged in a trade or business within the United States during its taxable year, and provided further that such Foreign Person, in the case of an individual, does not spend more than 182 days in the United States during its taxable year. A Foreign Person is not subject to United States tax on certain original issue discount and certain interest income from United States sources provided that such Foreign Person is not engaged in a trade or business within the United States during such taxable year. However, a Foreign Person is generally subject to United States tax on United States source dividend income. As explained below, an investment in the Company could cause a Foreign Person to be engaged in a trade or business within the United States for the foregoing purposes if the Company is so engaged. If a Foreign Person is engaged in a trade or business within the United States during a taxable year by reason of owning an Interest, such Foreign Person will be required to file a United States income tax return for such year and pay tax at regular United States rates on its net income which is effectively connected with the trade or business conducted within the United States.

Special Tax Considerations for Non-U.S. Stockholders

The rules governing U.S. income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (non-U.S. stockholders) are complex. The following discussion is intended only as a summary of these rules, as modified by the PATH Act. Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our SAFTS, including any reporting requirements.

Income Effectively Connected with a U.S. Trade or Business

In general, non-U.S. stockholders will be subject to regular U.S. federal income taxation with respect to their investment in our SAFTS if the income derived therefrom is "effectively connected" with the non-U.S. stockholder's conduct of a trade or business in the United States. A non-U.S. stockholder that is a corporation and receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to a branch profits tax under Section 884 of the Code, which is payable in addition to the regular U.S. federal corporate income tax.

The following discussion will apply to non-U.S. stockholders whose income derived from ownership of our SAFTS is deemed to be not "effectively connected" with a U.S. trade or business.

Withholding Obligations With Respect to Distributions to Non-U.S. Stockholders

Although tax treaties may reduce our withholding obligations, based on current law, we will generally be required to withhold from distributions to non-U.S. stockholders, and remit to the IRS:
• 35% of designated capital gain dividends or, if greater, 35% of the amount of any dividends that could be designated as capital gain dividends; and
• 30% of ordinary income dividends (i.e., dividends paid out of our earnings and profits).

In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If the amount of tax we withhold with respect to a distribution to a non-U.S. stockholder exceeds the stockholder's U.S. tax liability with respect to that distribution, the non-U.S. stockholder may file a claim with the IRS for a refund of the excess.

Sale of Our SAFTS by a Non-U.S. Stockholder

If the gain on the sale of SAFTS were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. In addition, distributions that are treated as gain from the disposition of SAFTS and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. stockholder that is not entitled to a treaty exemption. Under FIRPTA, the purchaser of our SAFTS may be required to withhold 10% of the purchase price and remit this amount to the IRS.

Even if not subject to FIRPTA, capital gains will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. Our non-U.S. stockholders should consult their tax advisors concerning the effect, if any, of these Treasury Regulations on an investment in our SAFTS.

The American Taxpayer Relief Act of 2012, among other things, permanently extended most of the reduced rates for U.S. individuals, estates and trusts with respect to ordinary income, qualified dividends and capital gains that had expired on December 31, 2012. The Act, however, did not extend all of the reduced rates for taxpayers with incomes above a threshold amount. Beginning January 1, 2013, in the case of married couples filing joint returns with taxable income in excess of $450,000, heads of households with taxable income in excess of $425,000 and other individuals with taxable income in excess of $400,000, the maximum rates on ordinary income will be 39.6% (as compared to 35% prior to 2013) and the maximum rates on long-term capital gains and qualified dividend income will be 20% (as compared to 15% prior to 2013).

Under the Health Care and Education Reconciliation Act of 2010, amending the Patient Protection and Affordable Care Act, high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income in tax years beginning after December 31, 2012. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of the individual's net investment income or the excess of the individual's modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual.

<u>**State, Local and Other Taxes**</u>

In addition to Federal income taxes, Shareholders may be subject to other taxes, such as state or local income taxes and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions. Each prospective investor should consult its own tax counsel with regard to such state, local and other taxes.

In preparing the foregoing **"TAX CONSIDERATIONS"** the Board has relied upon generally available information, for the foregoing discussion of material tax issues relating to the Federal income tax treatment of the Company and its partners.

Q: Will any distributions I receive be taxable as ordinary income?
A: Yes and no. Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. We expect that some portion of your distributions may not be subject to tax in the year received because depreciation expense reduces taxable income but does not reduce cash available for distribution. In addition, we may make distributions using offering proceeds. We are not prohibited from using offering proceeds to make distributions by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will use offering proceeds to fund a majority of our initial distributions. The portion of your distribution that is not subject to tax immediately is considered a return of investors' capital for tax purposes and will reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your investment is sold or we are liquidated, at which time you would be taxed at capital gains rates. However, because each investor's tax considerations are different, we suggest that you consult with your tax advisor. You also should review the section of this prospectus entitled "Federal Income Tax Considerations."

* * * * *

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFT Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $1,070,000. Additionally, we have set a Closing Amount of $20,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close. The minimum investment in this Offering is $1,000. GoFundMe participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation CF Crowdfunding and Regulation A (together, the "Combined Offerings").

The Company is offering the SAFTS to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Dilution

Even once the SAFTS convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or SAFTS) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

OTHER INFORMATION

Bad Actor Disclosure

None

Making an Investment in the Company

How does investing work?
When you complete your investment on GoFundMe, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFTS. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible SAFT?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let GoFundMe know by emailing. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, GoFundMe works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to GoFundMe at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

AVAILABLE INFORMATION

We have filed with the SEC an offering statement on Form C under the Securities Act with respect to the common stock offered hereby. This Offering Statement, which constitutes part of the offering statement, does not contain all of the information set forth in the offering statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our Company, please review the offering statement, including exhibits, schedules and reports filed as a part thereof. Statements in this Offering Statement as to the contents of any contract or other document filed as an exhibit to the offering statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference.

A copy of the offering statement and the exhibits and schedules that were filed with the offering statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the offering statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2017 and Quarter Ended March 31, 2018

F-1

Unaudited Consolidated Balance Sheets

ITEM BANC AND SUBSIDIARIES		December 31, 2017		3 Months May 31, 2018
ASSETS				
Current assets				
Cash and cash equivalents		$ 0	$	300
Total current assets		$	$	--
Investment in non-controlled entity				--
TOTAL ASSETS		$		

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Promissory notes		$	$	
Related party advances				
Accounts payable and accrued expenses				
Total current liabilities				
TOTAL LIABILITIES				
STOCKHOLDERS' EQUITY				
Preferred Stock, 10,000,000 shares authorized, par $.0001, 20,800 and 33,600 shares issued and outstanding				
Common Stock, 50,000,000 shares authorized, par $.0001, 4,259,485 and 22,592 shares issued and outstanding				
Additional paid in capital				
Accumulated deficit		( )	(	)
Total Stockholders' Equity (Deficit)		( )	(	)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$		

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Unaudited Consolidated Statements of Operations

ITEM BANC AND SUBSIDIARIES	Years ended	Period ended
	2017	**Mar 31, 2018**
Continuing operations		
Offering costs	$	$ --
Compensation expense		
General and administrative expenses		
Total operating expenses		
Net loss from continuing operations	( )	( )
Other income (expense)		
Interest expense		
Interest income		--
Total other income (expense)	( )	( )
NET LOSS FROM CONTINUING OPERATIONS		( )
NET LOSS FROM DISCONTINUED OPERATIONS	--	( )
NET LOSS	$ ( )	$ ( )
BASIC AND DILUTED LOSS PER SHARE	$	$
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED		

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ITEM BANC, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Preferred Stock		Paid in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances, May 31, 2018		$	--	$ --	$	$	-- $
Issuance of shares at inception							--
Loss from inception to May 31, 2018	--	--	--	--	--		
Balances, December 31, 2017		$		$	$	$	$
Issuance of shares on preferred conversion						---	--
Cancellation of preferred shares	--	--				--	--
Issuance of shares for cash in placement				--		--	
December 31, 2017	--	--		--	--	--	
	( )						
Issuance of shares for cash in private placements			--	--		--	
Issuance of shares on			--	--	( )	--	--
warrant exercise Issuance of shares for crypto currency and joint venture							
Issuance of shares for services							
Balances, December 31, 2017							

See notes to consolidated financial statements

F-4

ITEM BANC, INC.
Unaudited Consolidated Statements of Cash Flows

	Years Ended December 31, 2017	
Cash Flows from Operating Activities		
Net income	$	$
Non-cash item-issuance of shares for services		
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		
Changes in operating Assets and Liabilities:		
Increase (decrease) in related party payable		
Increase (decrease) in accounts payable		
Increase (decrease) in accrued interest		
Net cash provided by (used in) operating activities		
Cash Flows from Investing Activities		
Stock investment		--
Net cash used by investing activities		--
Cash Flows from Financing Activities		
Proceeds from related party advances		
Issuance of shares for cash/contributions		
Net cash provided by financing activities		
Net increase (decrease) in cash		
Cash beginning of period	$	$
Cash end of period	$	$
Supplemental Disclosure of non-cash transactions		
Interest paid	$ --	$ --
Taxes paid	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Item Banc, Inc. was incorporated in the State of South Carolina on June 4, 2018.

Unaudited Financial Statements. - These financial statements have been prepared by management and have not been reviewed or audited by any outside accounting firm.

Fiscal Year - The Company's fiscal year-end is December 31.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the company for the respective periods being presented.

Use of Estimates - The preparation of financial statements in accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in managements' estimates or assumptions could have a material impact on the Company's financial condition and results of operations during the period in which such changes occurred.

Actual results could differ from those estimates. The Company's financial statements reflect all adjustments that management believes are necessary for the fair presentation of their financial condition and results of operations for the periods presented.

Property, Plant and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Depreciation is computed for financial statement purposes on a straight-line basis over estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

F-6

ITEM BANC, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Estimated Useful Lives

Office Equipment	5-10 years
Copier	5-7 years
Vehicles	5-10 years
Website / Software	3-5 years

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. For financial statements purposes, depreciation is computed under the straight-line method. Since the refinery and engineering investment has not yet been placed in service, no depreciation has commenced.

Advertising - Advertising expenses are recorded as general and administrative expenses when they are incurred. There was no advertising expense for the periods presented.

Research and Development - All research and development costs and software development costs are expensed as incurred. There was no research and development expense for the periods presented.

Income tax - We are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, "Income Taxes," we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Non-Cash Equity Transactions - Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Offering costs - The Company has elected to expense offering costs as incurred, rather than capitalizing them.

Fair Value Measurements - Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For the Company, this statement applies to certain investments and long-term debt. Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company's investments and long-term debt. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The Company's adoption of FASB ASC Topic 825 did not have a material impact on the Company's consolidated financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of December 31, 2017, the Company had no assets other than cash or prepaid deposits.

Basic and diluted earnings per share - Basic earnings per share are based on the weighted-average number of shares of common stock outstanding. Diluted Earnings per share is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

- SAFTS,
- Employee stock options, and
- Other equity awards, which include long-term incentive awards.

The FASB ASC Topic 260, Earnings Per Share, requires the Company to include additional shares in the computation of earnings per share, assuming dilution.

Diluted earnings per share is based on the assumption that all dilutive options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Basic and diluted earnings per share are the same as there were no potentially dilutive instruments for the period presented.

Concentrations, Risks, and Uncertainties - The Company did not have a concentration of business with suppliers or customers constituting greater than 10% of the Company's gross sales during the period presented.

Stock Based Compensation - For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, "Equity" and FASB ASC Topic 718, "Compensation — Stock Compensation," we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black- Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our Consolidated Statement of Income. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

F-8

NOTE 2 - RECENTLY ENACTED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016, however, the FASB has proposed a one-year deferral. Early adoption is not permitted, and either full retrospective adoption or modified retrospective adoption is permitted. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15 (ASU 2014-15), *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which provides guidance on determining when and how to disclose going- concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2014-15 on the Company's financial statement presentation and disclosures.

In February, 2015, the FASB issued ASU No. 2015-02 (ASU 2015-02), *Consolidation (Topic 810): Amendments to the Consolidation Analysis.* ASU 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015-02 is effective for periods beginning after December 15, 2015. Early adoption is permitted. The adoption of ASU 2015-02 is not expected to have a material effect on the Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

F-9

NOTE 3 - GOING CONCERN [Continued]

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its business plan and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company's foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with OTC Markets, and the payment of expenses associated with software development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, the Company has relied upon internally generated funds and funds from the sale of securities to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company's stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company's failure to do so could have a material and adverse effect upon its and its shareholders.

F-10

ITEM BANC 250,000

SAFTS

OFFERING STATEMENT

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL SAFTS AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Date of this Offering Statement is June 15, 2018

PART III - INFORMATION NOT REQUIRED IN THE OFFERING STATEMENT

Item 17

Number	Description of Exhibit
2.1	Articles of Incorporation
2.2	Bylaws
4.1	Form of Subscription Agreement
10.1	Convertible SAFT Agreement
12	Opinion re legality

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation CF, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hardeeville, South Carolina, on the 14th day of June 2018.

ITEM BANC, INC.

By:*/s/ Virginia Robertson*

_____

Virginia Robertson
President and Director

This offering statement has been signed by the following person in the capacities indicated on June 14, 2018.

By:*/s/ Virginia Robertson*

_____

Virginia Robertson
President and Director (Principal
Executive Officer, Principal Accounting Officer and
Principal Financial Officer)